____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer S.A.

Condensed interim financial statements

as of March 31, 2019

  Summary

1	OPERATIONS	10
2	PRESENTATION AND ACCOUNTING PRACTICES	10
3	CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGMENTS	22
4	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	24
5	CASH AND CASH EQUIVALENTS	27
6	FINANCIAL INVESTMENTS	27
7	TRADE ACCOUNTS RECEIVABLE, NET	29
8	DERIVATIVE FINANCIAL INSTRUMENTS	29
9	COLLATERALIZED ACCOUNTS RECEIVABLE AND RECOURSE AND NON-RECOURSE DEBT	31
10	GUARANTEE DEPOSITS	32
11	INVENTORIES	32
12	OTHER ASSETS	33
13	INVESTMENTS	34
14	RELATED PARTIES	36
15	PROPERTY, PLANT AND EQUIPMENT	40
16	RIGHT OF USE AND LEASE LIABILITIES	43
17	INTANGIBLE ASSETS	43
18	IMPAIRMENT TEST	45
19	TRADE ACCOUNTS PAYABLE	46
20	LOANS AND FINANCING	46
21	OTHER PAYABLES	49
22	TAXES AND PAYROLL CHARGES PAYABLE	49
23	INCOME TAXES	50
24	FINANCIAL GUARANTEES AND RESIDUAL VALUE GUARANTEES	52
25	PROVISIONS AND CONTINGENT LIABILITIES	53
26	FINANCIAL INSTRUMENTS	56
27	SHAREHOLDERS’ EQUITY	71
28	SHARE-BASED COMPENSATION	73
29	EARNINGS PER SHARE	74
30	REVENUE FROM CONTRACT WITH CUSTOMERS	75
31	REVENUE (EXPENSES) BY TYPE	77
32	OTHER OPERATING INCOME (EXPENSES), NET	77
33	FINANCIAL INCOME (EXPENSES), NET	78
34	FOREIGN EXCHANGE GAINS (LOSSES), NET	78
35	SUPPLEMENTAL CASH FLOW INFORMATION	79
36	SEGMENT INFORMATION	79

Embraer S.A.

Parent Company and Consolidated Condensed Statements of Financial Position

as of March 31, 2019, and December 31, 2018

(In thousands of reais)

		Parent Company		Consolidated
ASSETS	Note	03.31.2019	12.31.2018	03.31.2019	12.31.2018
CURRENT
Cash and cash equivalents	5	996,827	3,087,879	2,261,478	4,963,041
Financial investments	6	3,103,121	5,207,181	3,431,641	6,755,298
Trade accounts receivable, net	7	266,199	428,612	792,074	1,232,276
Accounts receivable from subsidiaries		571,003	912,856	-	-
Derivative financial instruments	8	3,768	20,216	4,676	21,110
Customer and commercial financing		-	-	-	4,800
Collateralized accounts receivable	9	-	-	38,168	846,459
Contract assets	30	530,372	378,275	1,653,050	1,387,086
Inventories	11	3,025,830	6,178,335	5,561,740	9,714,286
Guarantee deposits	10	-	1,217,947	351	1,316,884
Income tax and social contribution		136,634	184,630	316,848	369,179
Other assets	12	415,176	686,575	515,623	787,975
		9,048,930	18,302,506	14,575,649	27,398,394

Assets held for sale	4	17,861,438	-	21,172,452	-

		26,910,368	18,302,506	35,748,101	27,398,394

NON-CURRENT ASSETS
Financial investments	6	-	653,069	-	710,918
Derivative financial instruments	8	2,190	15,802	2,377	16,004
Customer and commercial financing		-	-	-	40,872
Collateralized accounts receivable	9	-	-	62,924	67,228
Guarantee deposits	10	-	35,876	1,216	37,944
Deferred income tax	23.1	-	-	46,227	83,573
Other assets	12	212,168	340,533	242,259	409,392
		214,358	1,045,280	355,003	1,365,931
Investments	13	4,634,501	7,911,627	31,692	24,300
Property, plant and equipment	15	2,017,185	3,934,669	3,552,902	7,612,678
Right of use	16	41,917	-	195,505	-
Intangible assets	17	3,414,409	6,861,235	3,703,809	7,357,465
		10,322,370	19,752,811	7,838,911	16,360,374

TOTAL ASSETS		37,232,738	38,055,317	43,587,012	43,758,768

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A.

Parent Company and Consolidated Condensed Statements of Financial Position

as of March 31, 2019, and December 31, 2018

(In thousands of reais)

		Parent Company		Consolidated
LIABILITIES	Note	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Trade accounts payable	19	669,453	2,738,635	1,173,561	3,456,814
Lease liability	16	4,992	-	25,831	-
Loans and financing	20	104,093	596,392	141,700	694,699
Non-recourse and recourse debt	9	-	-	38,168	1,255,520
Other payables	21	338,806	572,649	530,825	1,117,357
Accounts payable to subsidiaries		-	911,978	-	-
Contract liabilities	30	1,151,319	2,845,185	2,403,220	4,050,567
Derivative financial instruments	8	9,726	30,527	10,747	31,194
Taxes and payroll charges payable	22	199,542	219,977	227,298	265,009
Income tax and social contribution		-	124,911	77,938	185,999
Financial guarantee and residual value guarantee	24	-	139,448	-	197,507
Dividends		94	7,447	11,971	19,322
Unearned income		3,788	7,802	3,788	7,802
Provisions	25	369,972	411,930	390,161	453,015
		2,851,785	8,606,881	5,035,208	11,734,805

Liabilities held for sale	4	17,856,581	-	21,167,593	-

		20,708,366	8,606,881	26,202,801	11,734,805

NON-CURRENT LIABILITIES
Lease liability	16	37,241	-	170,765	-
Loans and financing	20	157,376	11,250,556	341,659	13,439,366
Non-recourse and recourse debt	9	-	-	62,924	67,228
Other payables	21	17,278	94,848	31,372	110,996
Contract liabilities	30	53,190	733,203	98,388	767,991
Taxes and payroll charges payable	22	227,715	225,440	227,715	225,628
Deferred income tax and social contribution	23.1	698,951	809,196	846,695	984,266
Financial guarantee and residual value guarantee	24	-	391,620	-	391,620
Unearned income		296,251	294,876	79,173	283,474
Provisions	25	239,881	747,437	360,340	486,400
		1,727,883	14,547,176	2,219,031	16,756,969
TOTAL LIABILITIES		22,436,249	23,154,057	28,421,832	28,491,774

STOCKHOLDERS' EQUITY
Capital	27.1	5,159,617	5,159,617	5,159,617	5,159,617
Treasury shares	27.3	(80,350)	(87,020)	(80,350)	(87,020)
Revenue reserves		3,914,324	3,910,221	3,914,324	3,910,221
Share-based remuneration	28	78,940	78,940	78,940	78,940
Accumulated other comprehensive income (loss)	27.8	5,885,841	5,839,502	5,885,841	5,839,502
Retained losses		(161,883)	-	(161,883)	-
		14,796,489	14,901,260	14,796,489	14,901,260
Noncontrolling interest		-	-	368,691	365,734
TOTAL STOCKHOLDERS' EQUITY		14,796,489	14,901,260	15,165,180	15,266,994

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		37,232,738	38,055,317	43,587,012	43,758,768

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A.

Parent Company and Consolidated Condensed Statements of Income

for the Quarters ended March 31, 2019, and 2018

(In thousands of reais, except earnings per share)

		Parent Company		Consolidated
	Note	03.31.2019	03.31.2018	03.31.2019	03.31.2018
CONTINUING OPERATIONS			(Restated)*		(Restated)*

REVENUE		895,564	776,535	1,512,124	1,385,746
Cost of sales and services		(838,531)	(781,815)	(1,225,147)	(1,235,656)
GROSS PROFIT (LOSSES)		57,033	(5,280)	286,977	150,090

OPERATING INCOME (EXPENSE)
Administrative		(72,838)	(59,513)	(112,899)	(105,656)
Selling		(118,177)	(108,929)	(153,130)	(99,802)
Research		(8,688)	(12,478)	(12,737)	(14,112)
Other operating (expense) income, net	32	(91,952)	(59,301)	(99,278)	(62,052)
Equity in income (losses) of associates		76,127	69,184	(60)	(467)
OPERATING PROFIT BEFORE FINANCIAL INCOME (EXPENSE)		(158,495)	(176,317)	(91,127)	(131,999)

Financial income (expense), net	33	40,040	16,853	38,070	7,402
Foreign exchange gain (loss), net	34	10,819	3,357	14,620	(12,065)
PROFIT (LOSS) BEFORE TAXES ON INCOME		(107,636)	(156,107)	(38,437)	(136,662)

Income tax (expense) income	23.2	92,241	83,729	27,948	71,166
LOSS OF THE CONTINUING OPERATIONS PERIOD		(15,395)	(72,378)	(10,489)	(65,496)

Loss of the period of discontinued operation	4	(145,395)	(57,910)	(145,395)	(57,910)

LOSS FOR THE PERIOD		(160,790)	(130,288)	(155,884)	(123,406)
		-	-	-	-
Atributable to :
Owners of Embraer		-	-	(160,790)	(130,288)
Noncontrolling interest		-	-	4,906	6,882

Retained (loss) per share (R$)
Basic	29.1	(0.2185)	(0.1777)	(0.2185)	(0.1777)
Diluted	29.2	(0.2185)	(0.1777)	(0.2185)	(0.1777)

* See Notes 2.1.3 and 4 on restatement and discontinued operation.

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A.

Parent Company and Consolidated Condensed Statements of Comprehensive Income

for the Quarters ended March 31, 2019, and 2018

(In thousands of reais)

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		(Restated)*		(Restated)*
LOSS FOR THE PERIOD	(160,790)	(130,288)	(155,884)	(123,406)

ITEMS THAT WILL NOT BE RECLASSIFIED FOR THE STATEMENT OF INCOME
Actuarialloss on post employment benefit obligations	(64)	(37)	(64)	(37)
Translation adjustments	33,786	35,294	31,837	20,377
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED FOR THE RESULT
Financial instruments	1,576	7,290	1,576	7,290
Translation adjustments	18,192	57,967	18,192	57,967
OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	53,490	100,514	51,541	85,597
TOTAL OF COMPREHENSIVE INCOME	(107,300)	(29,774)	(104,343)	(37,809)

Attributable to:
Owners of Embraer	-	-	(107,300)	(29,774)
Noncontrolling interest	-	-	2,957	(8,035)

Total comprehensive income for the period attributable to Embraer shareholders
Continuing operations			37,286	24,386
Discontinued operation			(144,586)	(54,160)
			(107,300)	(29,774)

(i) The amounts above are net of deferred income tax, when applicable, in the amount of (R$ 187) and (R$ 469) in the Parent Company, (R$ 428) and R$ 163 in the Consolidated, for the three-month period ended March 31, 2019, and 2018, respectively.

* See Notes 2.1.3 and 4 on restatement and discontinued operation.

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A.

Consolidated Condensed Statements of Changes in Shareholders’ Equity

for the Quarters ended March 31, 2019, and 2018

 (In thousands of reais)

				Revenue reserves				Accumulated other comprehensive (loss) income
	Capital	Treasury Shares	Share-based remuneration	Invesment Subsidy	Statutory Reserve	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain on post employment benefit obligations	Cumulative translation adjustment	Other comprehensive income	Total	Noncontrolling interest	Total Shareholders' Equity
AT JANUARY 01, 2018	4,789,617	(134,801)	78,742	95,223	433,493	4,543,893	-	(12,400)	(75,933)	3,772,590	3,555	13,493,979	375,269	13,869,248

Loss for the period	-	-	-	-	-	-	(130,288)	-	-	-	-	(130,288)	6,882	(123,406)
Translation adjustments	-	-	-	-	-	-	-	-	-	93,261	-	93,261	(14,917)	78,344
Cash flow hedge	-	-	-	-	-	-	-	-	-	-	7,290	7,290	-	7,290
Other comprehensive income	-	-	-	-	-	-	-	-	(37)	-	-	(37)	-	(37)
Total comprehensive income	-	-	-	-	-	-	(130,288)	-	(37)	93,261	7,290	(29,774)	(8,035)	(37,809)
Share-based remuneration	-	-	198	-	-	-	-	-	-	-	-	198	-	198
Stock option grants exercised	-	10,784	-	-	-	-	(3,200)	-	-	-	-	7,584	-	7,584
Allocation of profits:
Interest on own capital	-	-	-	-	-	-	(14,672)	-	-	-	-	(14,672)	-	(14,672)
Reserve for investments and working capital (practice adjustment)	370,000	-	-	-	-	(370,000)	-	-	-	-	-	-	-	-
AT MARCH 31,2018 (Restated)	5,159,617	(124,017)	78,940	95,223	433,493	4,173,893	(148,160)	(12,400)	(75,970)	3,865,851	10,845	13,457,315	367,234	13,824,549

AT DECEMBER 31, 2018	5,159,617	(87,020)	78,940	95,673	433,493	3,381,055	-	(12,400)	(72,949)	5,918,639	6,212	14,901,260	365,734	15,266,994
Adjustment related to accounting policy change	-	-	-	-	-	-	5,023	-	-	-	(5,023)	-	-	-
AT JANUARY 01, 2019	5,159,617	(87,020)	78,940	95,673	433,493	3,381,055	5,023	(12,400)	(72,949)	5,918,639	1,189	14,901,260	365,734	15,266,994

Net income for the period	-	-	-	-	-	-	(160,790)	-	-	-	-	(160,790)	4,906	(155,884)
Translation adjustments	-	-	-	-	-	-	-	-	-	49,850	-	49,850	(1,949)	47,901
Cash flow hedge	-	-	-	-	-	-	-	-	-	-	1,576	1,576	-	1,576
Other comprehensive income	-	-	-	-	-	-	-	-	(64)	-	-	(64)	-	(64)
Total comprehensive income	-	-	-	-	-	-	(160,790)	-	(64)	49,850	1,576	(109,428)	2,957	(106,471)
Stock option grants exercised	-	6,670	-	-	-	-	(2,013)	-	-	-	-	4,657	-	4,657
Allocation of profits:
Investment subsidy	-	-	-	4,103	-	-	(4,103)	-	-	-	-	-	-	-

AT MARCH 31, 2019	5,159,617	(80,350)	78,940	99,776	433,493	3,381,055	(161,883)	(12,400)	(73,013)	5,968,489	2,765	14,796,489	368,691	15,165,180

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A.

Parent Company and Consolidated Condensed Statements of Cash Flows

For the Quarters Ended March 31, 2019, and 2018

(In thousands of reais)

		Parent Company		Consolidated
	Note	03.31.2019	03.31.2018	03.31.2019	03.31.2018
			(Restated)*		(Restated)*
OPERATING ACTIVITIES
Loss for the period, including discontinued operation		(160,790)	(130,288)	(155,884)	(123,406)
ADJUSTMENT TO LOSS FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment	15	67,601	85,555	117,693	139,131
Realization of government grants		-	-	(2,605)	(2,604)
Amortization of intangible assets	17	65,717	69,760	70,262	78,550
Realization of contribution from suppliers	17	(13,991)	(12,935)	(13,991)	(12,935)
Loss (reversal) for inventory obsolescence		4,406	9,275	2,036	4,639
Adjustment to market value, inventory, property plant and equipment and intangible		-	-	44,453	33,825
Provision (reversal) allowance for doubtful accounts		(1,941)	(5,709)	(3,486)	(12,141)
Losses on fixed assets disposal		-	-	10,470	12,144
Deferred income tax and social contribution		(110,432)	(80,277)	(69,111)	(78,482)
Accrued interest		14,652	11,500	13,910	19,714
Interest on marketable securities, net		(41,059)	(19,185)	(36,093)	(25,247)
Equity in associates gains and losses	13.2	36,521	(32,393)	131	979
Share-based remuneration		-	198	-	198
Foreign exchange gain (loss), net	34	(23,659)	5,650	(32,147)	23,010
Mark to market of the residual value guarantees	24	(31,430)	7,632	(31,430)	7,632
Other		4,616	2,212	(932)	(6,880)

CHANGES IN ASSETS
Financial investments		865,361	1,997,431	810,772	2,037,431
Derivative financial instruments		4,044	(1,040)	4,391	(1,480)
Collateralized accounts receivable and accounts receivable		(408,990)	248,764	4,859	1,140,305
Customer and commercial financing		-	-	1,147	1,810
Contract assets		(206,068)	(291,322)	(406,272)	(1,545,313)
Inventories		(1,276,576)	(756,700)	(1,721,263)	(1,000,979)
Other assets		145,173	126,384	138,828	(151,132)

CHANGES IN LIABILITIES
Trade accounts payable		(162,867)	114,222	(86,550)	226,934
Non-recourse and recourse debt		-	-	(20,938)	9,800
Other payables		(354,870)	(127,545)	(19,214)	126,274
Contract liabilities		134,551	(1,650)	246,563	31,128
Contribution from suppliers		-	219,707	-	219,707
Taxes and payroll charges payable		(100,589)	(79,624)	(83,930)	(98,849)
Financial guarantees		(1,444)	(7,011)	(17,358)	(24,276)
Other provisions		(33,030)	56,593	(32,882)	52,757
Unearned income		5,484	27,630	(8,819)	(55,218)
NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		(1,579,610)	1,436,834	(1,277,390)	1,027,026

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	15	(84,679)	(42,827)	(160,334)	(128,584)
Proceeds from sale of property, plant and equipment	15	15	-	15	-
Additions to intangible assets	17	(210,385)	(230,703)	(246,581)	(259,960)
Additions to investments in subsidiaries and affiliates	13.2	(9,243)	(7,639)	(7,205)	(3,369)
Reduction in investments in subsidiaries and affiliates		-	1,322	-	-
Financial investments		51,087	(462,829)	51,394	(451,938)
Restricted cash reserved for construction of assets		-	-	-	79
Mutual receipt with subsidiaries		4,974	-	-	-
NET CASH USED IN INVESTING ACTIVITIES IN CONTINUED OPERATIONS		(248,231)	(742,676)	(362,711)	(843,772)

FINANCING ACTIVITIES
Proceeds from borrowings		609,665	-	609,422	151,935
Repayment of borrowings		(815,814)	(124,361)	(888,709)	(215,299)
Dividends and interest on own capital		(7,304)	(58,468)	(7,304)	(58,468)
Proceeds from stock options exercised		4,657	7,584	4,657	7,584
Lease payments		(2,069)	-	(8,991)	-
NET CASH USED IN FINANCING ACTIVITIES		(210,865)	(175,245)	(290,925)	(114,248)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,038,706)	518,913	(1,931,026)	69,006
Effects of exchange rate changes on cash and cash equivalents		(52,346)	12,808	(31,441)	6,763
Cash and cash equivalents at the beginning of the period		3,087,879	2,413,501	4,963,041	4,203,719
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		996,827	2,945,222	3,000,574	4,279,488

* See Notes 2.1.3 and 4 on restatement and discontinued operation.

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A.

Parent Company and Consolidated Condensed Statements of Value Added

For the Quarters Ended March 31, 2019, and 2018

(In thousands of reais)

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		(Restated)*		(Restated)*
REVENUE
Gross revenue of products and services	2,081,384	2,050,439	3,149,574	3,150,405
Provision for doubtful acount - reversals and additions	1,885	5,709	3,121	12,141
Revenue related to construction of own assets	172,680	20,989	198,895	60,810
Other revenues	4,412	18,860	12,005	20,842
	2,260,361	2,095,997	3,363,595	3,244,198
INPUT MATERIAL PURCHASED FROM THIRD PARTIES
Product costs	(1,132,621)	(1,228,704)	(1,547,776)	(1,711,616)
Materials, electricity, third-party services and other	(467,143)	(389,456)	(749,650)	(754,845)
	(1,599,764)	(1,618,160)	(2,297,426)	(2,466,461)

GROSS VALUE ADDED	660,597	477,837	1,066,169	777,737
Depreciation and amortization	(133,318)	(155,315)	(185,350)	(215,077)
NET VALUE ADDED PRODUCED BY THE COMPANY	527,279	322,522	880,819	562,660

VALUE ADDED RECEIVED IN TRANSFER
Equity in the earnings (loss) of subsidiaries	(36,521)	32,393	(131)	(979)
Financial income	100,966	76,559	87,987	77,095
TOTAL VALUE ADDED FOR DISTRIBUTION	591,724	431,474	968,675	638,776

DISTRIBUTION OF VALUE ADDED
Personnel	482,948	331,630	695,397	507,620
Taxes, charges and contributions	221,440	125,475	237,113	83,201
Income (expense) tax and social contribution expense (benefit)	(92,241)	(83,729)	(18,929)	(64,409)
Insterests and rentals	140,367	188,386	210,978	235,770
Interest on own capital/dividends	-	14,672	-	14,672
Retained earnings (losses)	(160,790)	(144,960)	(160,790)	(144,960)
Noncontrolling interest	-	-	4,906	6,882
DISTRIBUTED VALUE ADDED	591,724	431,474	968,675	638,776

* See Notes 2.1.3 on restatement.

The accompanying notes are an integral part of this condensed interim financial statements.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

1                 OPERATIONS

Embraer S.A. (“Embraer” or "Parent Company" or together with its subsidiaries as "Consolidated" or "the Company") is a publicly-held company with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;
ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;
iii)	To contribute to the training of technical personnel as necessary for the aerospace industry;
iv)	To engage in other technological, manufacturing and business activities in connection with the aerospace industry;
v)

To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company's shares are listed on the enhanced corporate governance segment of B3 (EMBR3), as the New Market ("Novo Mercado"). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission ("SEC") and are listed on the New York Stock Exchange -NYSE (ERJ).

Note 4 contains additional information on Embraer and The Boeing Company (NYSE: BA) strategic partnership. The terms approved define the creation of a joint venture involving Embraer's commercial aviation assets and associated services, in which Boeing will hold an 80% ownership stake and Embraer the remaining 20%, as well as the creation of a joint venture to promote and develop new markets and applications for the multi-mission aircraft KC-390, with ownership of 51% for Embraer and 49% for Boeing.

Due to the accounting treatment of assets held for sale and discontinued operations, assets and liabilities related to Commercial Aviation and related services presented in the respective headings in the annual financial statements as of December 31, 2018 were segregated and reclassified to the accounts of assets and liabilities held for sale in the statements of financial position as of March 31, 2019. The detail of the amounts reclassified is presented in Note 4.2. In addition, the treatments applied to present the statements of income from continuing operations and discontinued operations are presented in Note 4.3.

These condensed interim financial statements were approved by the Company on May 31, 2019.

2                 PRESENTATION AND ACCOUNTING PRACTICES

2.1        PRESENTATION OF THE FINANCIAL STATEMENTS

The Company's condensed interim parent company and consolidated financial statements has been prepared and is being presented in conformity with the International Accounting Standards - ("IAS") IAS 34/CPC 21 (R1) issued respectively by the International Accounting Standards Board ("IASB") and by the Accounting Pronouncements Committee (CPC in Portuguese), related to the interim report.

These condensed interim financial statements should be read together with the individual and consolidated financial statements as of December 31, 2018, which were prepared in conformity with the accounting practices adopted in Brazil and with the International Financial Accounting Standards (IFRS), respectively.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

2.1.1        Basis of preparation

These condensed interim financial statements have been prepared under the historical cost convention (except when the item requires different criteria) and adjusted to reflect assets and liabilities measured at fair value on subsequent measurement.

The preparation of condensed interim financial statements requires the use of certain estimates, judgments, and assumptions, which requires management of the Company to exercise its judgment in the process of applying the Company's accounting policies. These condensed interim financial statements include accounting estimates for certain assets, liabilities, and transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the financial statements, are disclosed in Note 3.

2.1.2        Consolidated financial statements

The condensed interim consolidated financial statements include the balances of March 31, 2019, financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company, and participation investment funds (FIP), which are associates accounted for by the equity method. For jointly controlled entities (joint operations), the Company accounts for assets, liabilities, income, and expenses related to its proportion of the investment.

The condensed interim consolidated financial statements of the Company are prepared in its functional currency and converted to the presentation currency as described in Note 2.2.4.

All accounts and balances arising from transactions between consolidated entities are eliminated.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

Company’s corporate structure

Below is information regarding the Company´s consolidated subsidiaries and jointly controlled entities.

Embraer Group companies	Participation	Country	Core Activities
ELEB Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment to the aviation industry
Embraer Aircraft Holding, Inc.	100%	USA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, Inc.	100%	USA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	USA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	USA	Develops technological innovation research in aviation and related areas
Embraer Executive Jet Services, LLC	100%	USA	After sales support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	USA	Final assembly and deliver of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	USA	Engineering services related to aircraft research and development
Embraer Aero Seating Technologies, LLC	100%	USA	Production and maintenance of aircraft seats
Embraer Defense and Security, Inc.	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer CAE Training Services, LLC	51%	USA	Pilot, mechanics and crew training
EB Defense LLC	100%	USA	Future joint venture with Boeing for sale of KC390
Embraer Aviation Europe – EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International – EAI	100%	France	Sale of parts and after sale services in Europe, Africa and Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and Middle East
Embraer Defesa e Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech - Negócios em Tecnologias S.A.	100%	Brazil	Development and control communications, computer and intelligence services
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply of the Brazilian Government's SGDC
Visiona Internacional B.V.	100%	Netherlands	Integration and supply of the Brazilian Government SGDC System
SAVIS Tecnologia e Sistemas S.A.	100%	Brasil	Operates in Defense & Security with the Brazilian Government
Embraer GPX Ltda.	100%	Brasil	Aircraft maintenance services
Embraer Netherlands Finance B.V.	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Netherlands	Concentrates corporate activities abroad and lease and sale of used aircrafts
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	After sales services and support in Asia
Airholding SGPS S.A.	100%	Portugal	Coordinates investments in subsidiary in Portugal
OGMA - Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aeronautic maintenance and production
Embraer CAE Training Services (UK) Limited	51%	United Kingdom	Dormant
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer Portugal Estruturas Metálicas, S.A.	100%	Portugal	Manufacturing of parts and metallic products for the aviation industry
Embraer Portugal Estruturas em Compósitos, S.A.	100%	Portugal	Manufacturing of parts and compound products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sale and maintenance for after sales support in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations such as raising and investing of funds of Embraer Group
Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in air craft sale structure
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Yaborã Indústria Aeronáutica S.A.	100%	Brazil	Future joint venture of the Commercial Aviation with Boeing

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

Specific purpose entities (SPEs) - the Company organizes some of its aircraft sale financing transactions through SPEs and although it has no direct or indirect interest, it controls their operations or takes a majority share of their risks and rewards.  Currently ,the only EPE that presents balance and therefore is consolidated is Refine Inc. The EPEs in which Embraer is not a controlling shareholder are not consolidated based on fundamentals and technical analyses performed by Management. Except for the aforementioned Consolidated SPEs, the Company does not have significant risks attributed to other structured operations involving SPEs.

Consortium Tepro - Entity constituted by SAVIS Tecnologia e Sistemas S.A. a company controlled by Embraer Defesa & Segurança and Embraer S.A., with the objective of assist the Brazilian Army implementation of the first phase of the Integrated Frontier Monitoring System (“Sistema Integrado de Monitoramento de Fronteiras” - Sisfron) for the performance of certain activities. Located in Campinas - SP, Brazil, the consortium is 93.7% owned by SAVIS and 6.3% owned by Embraer S.A.

Equity investment fund (FIP) - An Embraer initiative in conjunction with BNDES, FINEP and Desenvolve SP, created with the aim of strengthening the aerospace supply chain, aerospace, defense and security and promoting the integration of systems related to these sectors through support for small and medium enterprises. FIP is not consolidated in the Company's financial statements, but its results are presented in the equity in investees line.

Embraer Ventures Equity Investment Fund – Exclusive fund created to provide technological and financial support through investment to small and medium businesses focused on disruptive innovation in the aerospace segment. This fund is consolidated in the Company’s financial statements as Embraer S.A. is the majority shareholder.

2.1.3        Restatement of comparative information for the 1st quarter of 2018

As described in Note 2.2.1 to the annual financial statements as of December 31, 2018, the Company retrospectively and fully adopted beginning January 1, 2016, the standards IFRS 9/CPC 48 Financial Instruments and 15/CPC 47 Revenue from Contracts with Customers.

The impacts from adopting these standards were fully reflected in the annual financial statements as of December 31, 2018, but certain adoption effects with an impact on the interim financial statements as of March 31, 2018, June 30, 2018, and September 30, 2018, were not duly considered in the interim period:

•	Combination of certain development contracts of the Defense & Security segment for recognition of net revenue; and
•

Effect on financial income (expense), net of the fair value of the structured notes held as financial investments by the Company, where the cash flows are not solely payments of principal and interest, in consideration of financial investments in the statements of financial position, and

•	Tax impacts corresponding to the adjustments mentioned above.

Accordingly, the Company in conformity with IAS 8/CPC 23 Accounting Policies, Changes in Estimates and Errors is restating the statement of income for the period ended March 31, 2018, also including the effects from the discontinued operation, as described in Note 4:

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

	Parent Company
	As published	Adjustments IFRS 9 - IFRS 15	Discontinued Operation	As restated

CONTINUING OPERATIONS
REVENUE	2,115,452	(55,297)	(1,283,620)	776,535
Cost of sales and services	(1,763,539)	-	981,724	(781,815)
GROSS PROFIT	351,913	(55,297)	(301,896)	(5,280)

OPERATING INCOME (EXPENSE)
Administrative	(87,032)	-	27,519	(59,513)
Selling	(200,652)	-	91,723	(108,929)
Research	(28,198)	-	15,720	(12,478)
Other operating (expense) income, net	(118,596)	-	59,295	(59,301)
Equity in income (losses) of associates	83,194	(50,802)	36,792	69,184
OPERATING PROFIT (LOSS) BEFORE FINANCIAL EXPENSE	629	(106,099)	(70,847)	(176,317)

Financial income (expense), net	(123,670)	(4,369)	144,892	16,853
Foreign exchange gain (loss), net	19,492	-	(16,135)	3,357
LOSS BEFORE TAXES ON INCOME	(103,549)	(110,468)	57,910	(156,107)

Income tax (expense) income	63,442	20,287	-	83,729
LOSS FOR THE PERIOD FOR CONTINUING OPERATIONS	(40,107)	(90,181)	57,910	(72,378)

Loss for the period of discontinued operation	-	-	(57,910)	(57,910)

LOSS FOR THE PERIOD	(40,107)	(90,181)	-	(130,288)

Atributable to :
Owners of Embraer	(40,107)			(130,288)
Non-controlling interest	-			-

Retained (loss) per share (R$)
Basic	(0.05)			(0.18)
Diluted	(0.05)			(0.18)

	Consolidated
	As published	Adjustments IFRS 9 - IFRS 15	Discontinued Operation	As restated

CONTINUING OPERATIONS
REVENUE	3,227,334	(115,753)	(1,725,835)	1,385,746
Cost of sales and services	(2,635,674)	-	1,400,018	(1,235,656)
GROSS PROFIT	591,660	(115,753)	(325,817)	150,090

OPERATING INCOME (EXPENSE)
Administrative	(143,797)	-	38,141	(105,656)
Selling	(230,902)	-	131,100	(99,802)
Research	(31,605)	-	17,493	(14,112)
Other operating (expense) income, net	(96,231)	-	34,179	(62,052)
Equity in income (losses) of associates	(979)	-	512	(467)
OPERATING PROFIT (LOSS) BEFORE FINANCIAL EXPENSE	88,146	(115,753)	(104,392)	(131,999)

Financial income (expense), net	(146,764)	(15,169)	169,335	7,402
Foreign exchange gain (loss), net	1,725	-	(13,790)	(12,065)
LOSS BEFORE TAXES ON INCOME	(56,893)	(130,922)	51,153	(136,662)

Income tax (expense) income	23,668	40,741	6,757	71,166
LOSS FOR THE PERIOD FOR CONTINUING OPERATIONS	(33,225)	(90,181)	57,910	(65,496)

Loss for the period of discontinued operation	-	-	(57,910)	(57,910)

LOSS FOR THE PERIOD	(33,225)	(90,181)	-	(123,406)

Atributable to :
Owners of Embraer	(40,107)			(130,288)
Non-controlling interest	6,882			6,882

Retained (loss) per share (R$)
Basic	(0.05)			(0.18)
Diluted	(0.05)			(0.18)

The interim financial information of the periods ended June 30, 208 and September 30, 2018 will also be restated for net adjustments of the same nature as described above, increasing the Parent Company and Consolidated net loss for the six-month period ended June 30, 2018 and nine-month period ended September 30, 2018 by R$ 108,240 and R$ 76,706, respectively. These adjustments do not have an impact on the accumulated net loss for the year ended December 31, 2018 and in shareholders’ equity of that reporting date, considering that they were fully recognized in the annual financial statements.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

2.2               SIGNIFICANT ACCOUNTING PRACTICES

There were no significant changes in the Company’s significant accounting practices compared to those disclosed in the annual financial statements as of December 31, 2018, other than:

•	Change in accounting practices related to operating leases arising from the adoption of IFRS 16/CPC 06 (R2) – Leases on January 1, 2019 (Note 2.2.1).
•	Change in the accounting policy for the adoption of the requirements of IFRS 9/CPC 48 – Financial Instruments on the accounting for the Hedge Accounting on January 1, 2019 (Note 2.2.2).
•	Adoption of interpretation IFRIC 23/ICPC 22 - Uncertainty over income tax treatments on January 1, 2019 (Note 2.2.3).

Due to the impacts on the condensed interim financial statements, we present below the main concepts and practices used.

2.2.1    IFRS 16/CPC 06 (R2) - Leases

IFRS 16 establishes the principles for the recognition, measurement, and disclosure of leases and requires lessees to recognize a single accounting model in the statements of financial position. The lessor’s accounting in IFRS 16 remains substantially unchanged in relation to IAS 17/CPC 06. Lessors will continue to classify between operating or finance leases, using principles similar to the former standard and, therefore, IFRS 16 has no impact on leases where the Company is the lessor.

From the lessee’s viewpoint, lease contracts previously recognized as expenses in the statement of income for the year on a straight-line basis, start to be recognized in the statements of financial position as right-of-use asset for the existing right of using the assets underlying the contract as a contra entry to a lease liability arising from the obligation to make contractual payments assumed.

The Company adopted IFRS 16 using the modified retrospective model with first-time adoption date on January 1, 2019. Under this approach, the financial information comparative to prior periods are not being restated and remain as previously reported in accordance with IAS 17/CPC 06.

The Company used the following practical expedients permitted by the standard of: (i) not recording operating lease contracts, that on the beginning date, have lease term equal to or below 12 months or less (“short-term leases”), (ii) not recording contracts for which the individual underlying asset is lower than US$ 5,000 (“low-value leases”) and (iii) the use of a single discount rate in a lease portfolio with reasonably similar characteristics.

The details on and impacts from the changes in accounting practices are disclosed below.

a) Accounting impact from the adoption of IFRS 16:

As part of the adoption process, the Company has examined its lease transactions to determine whether each effective contract is or contains a lease based on the new definition. Under IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset over a period of time in exchange for consideration.

The Company identified applicable contracts within the scope of IFRS 16 for leases of land and buildings, facilities, machinery, vehicles and other equipment, subject to the practical expedients applied. For the contracts identified, the Company recognized:

•

A lease liability in the total amount of R$ 43,131 for the Parent Company and R$ 221,535 for the Company related to the lease payments according to the cash flows of each contract, discounted to present value at the incremental borrowing rate. The Company’s incremental weighted average borrowing rate applied to lease liabilities on January 1, 2019, was 6.3%.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

•	The right-of-use assets representing the right to use the underlying assets of these contracts were measured in an amount corresponding to the lease liability.

Due to the adoption of IFRS 16, the Company's consolidated net debt on January 1, 2019, increased from R$ 1,704,808 to R$ 1,926,343, not impacting restrictive covenants on borrowings and financing on the first-time adoption date.

	Parent
	Company	Consolidated

Lease commitments as at December 31, 2018	66,808	300,576
- (Less): short-term leases recognized on a straight-line basis as expense	(2,839)	(7,456)
- (Less): low-value leases recognized on a straight-line basis as expense	(5,304)	(12,575)
- Discounted using the incremental borrowinig rate	(15,534)	(59,010)
Lease liability as at January 1, 2019	43,131	221,535

b) Summary of the significant accounting practices changed with the adoption of IFRS 16:

b.1) Right-of-use assets

The Company recognizes right-of-use assets on the lease inception date (that is, the date in which the asset is available for use). The right-of-use assets are measured at cost, less any depreciation or impairment losses and are adjusted for any revaluation of lease liabilities. The cost of right-of-use assets includes the amount of the recognized lease liability, the initial direct costs incurred less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis considering the lease term and the Company’s intention in renewal options, based on the best estimate on each reporting date. Right-of-use assets are subject to impairment test if there is evidence that their carrying amount may be higher than the recoverable amount.

Expenses on the depreciation of the right-of-use asset are recognized as operating expenses in the statements of income for the year.

 b.2) Lease liabilities

On the lease inception date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term, which is measured based on the contract term and renewal options. Lease payments include fixed payments less any lease incentives received. Variable lease payments not depending on an index or rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate. After the inception date, the amount of the lease liability is increased to reflect the increase of interest, adjustments of installments and reduced for lease payments made. Moreover, the carrying amount of the lease liability is remeasured in case of any modification, a change in the lease term, a change in fixed lease payments or a change in valuation to acquire the underlying asset.

Interest is recognized as financial income (expense), net in the statements of income for the year.

(i) Determination of the lease term:

The Company determines the contractual term as the non-cancelable lease term, plus any period covered by a renewal option, if it is reasonably certain that it is exercised, or any option to terminate the lease, if it is reasonably certain that it will not be exercised. The Company has the option, under some of its leases, to maintain the assets for additional periods from three to five years. The Company applies judgment when assessing if it is reasonably certain that it will exercise the renewal option, considering all significant factors that create an economic incentive for the exercise of the renewal.

The Company reassesses the lease term if there is an event or significant change under circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renew (e.g. a change in the business strategy).

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

(ii) Short-term leases and low-value asset leases:

The Company applies the short-term lease recognition exemption to all its leases with the contractual term below or equal to 12 months from the inception date and without a purchase option. The practical expedient of recognition exemption for low-value assets leases for which the individual amount is below US$5,000 is also applied. Short-term and low-value lease payments are recognized as expenses on a straight-line basis over the lease term.

c) Accounting practice applied up to December 31, 2018

Up to December 31, 2018, the contracts where the Company is the lessee were recognized according to their classification between finance and operating leases:

Leases, where the Company acquired substantially all the risks and rewards of ownership, were classified as finance leases. Finance leases were recorded as a financed purchase recognizing a fixed asset and borrowing and financing liability at the lease inception date.

Leases for which a significant portion of the risks and rewards of ownership remained with the lessor were classified as operating leases. Operating lease payments were recognized in profit or loss for the year under the straight-line method over the lease term.

2.2.2    Hedge Accounting – Adoption of IFRS 9/CPC 48

The Company changed the accounting policy previously disclosed in note 2.2.1(a) to the annual financial statements for the year ended December 31, 2018 to adopt the requirements of IFRS 9/CPC 48 – Financial Instruments, to supersede IAS 39/CPC 38 – Financial Instruments: Recognition and Measurement, when accounting for hedge instruments designated for hedge accounting beginning on January 1, 2019.

The adoption impacts are detailed in the topics below:

(i) Fair Value Hedge:

The Company applies the fair value hedge accounting to hedge against the risk of changes in borrowing and financing interest rates, by contracting swaps. Interest rate swaps existing on January 1, 2019 qualify as fair value hedge accounting for purposes of IFRS 9/CPC 48. The Company’s risk management strategies and hedge documentation are aligned with the requirements of IFRS 9 for designation of transactions.

Changes in the fair value of derivatives designated and qualified as fair value hedge accounting continue to be recorded in profit or loss for the year, in financial income (expense), net, including the changes in the fair value of hedged asset or liability (hedged item) attributable to the hedged risk.  There were no changes from the adoption of IFRS 9/CPC 48.

(ii) Cash Flow Hedge:

The Company applies the cash flow hedge accounting to hedge against the cash flow volatility attributable to a risk of foreign exchange fluctuation associated with a highly likely transaction that will affect profit or loss for the year, through currency purchase and sale options (zero-cost collar) related to payroll expenses incurred on transactions in Brazil and settled in Reais.

For instruments designated as cash flow hedge accounting, the Company started to account for changes in the fair value of the timing element of the options, previously recognized in financial income (expense) according to IAS 39/CPC 38, in other comprehensive income as hedge cost in the cash flow hedge line. Hedge costs are reclassified together with the intrinsic value of the options by adjusting the initial value of the hedge item (payroll).

On January 1, 2019, the amount of R$5,023 was reclassified from earnings reserve to the financial instrument reserve in valuation adjustments to equity in equity related to the time value of the options effective on the first-time adoption date. The Company did not reclassify the time value of outstanding options on January 1, 2018, because these transactions were settled or expired before the first-time adoption date of the new standard, pursuant to IFRS 9/CPC 48.7.2.1.

The Company’s risk management strategies and hedge documentation are aligned with the requirements of IFRS 9 for designation of transactions as cash flow hedge accounting.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

2.2.3    IFRIC 23 / ICPC 22 - Uncertainty over income tax treatments

The Interpretation IFRIC23/ICPC 22 clarifies how to apply the recognition and measurement requirements of IAS12/CPC 32 – Income Taxes when there are uncertainties over treatments applied in the calculation of the respective taxes (income tax and social contribution on net income).

The interpretation was effective as from January 1, 2019. In the opinion of the Company’s management, there were no significant impacts arising from this interpretation, as all procedures adopted for calculation and payment of income taxes are supported by the prevailing legislation and case law of Administrative and Judicial Courts.

2.2.4    Functional and presentation currency

We present below the concepts and practices related to the functional currency considering its impact on the financial statements.

a)     Parent Company Functional Currency

A Company's functional currency is the currency of the primary economic environment in which it operates and should be the currency that best reflects its business and operations. Based on this analysis, management has concluded that the US Dollar ("US$" or "Dollar") is its functional currency, based on analysis of the following indicators:

•	Currency that most influences the prices of products and services. This is the currency in which the sales price of its products and services are expressed and settled;
•	Currency of the country whose competitive forces and regulations most influence the Company's business;
•	Currency that most influences the costs of providing goods or services, i.e., the currency in which the Company's costs are normally expressed and settled;
•	Currency in which the Company largely obtains funds for financial operations and in which it normally receives for its sales and accumulates cash.

b)     Presentation Currency of the Condensed Interim Financial Statements

The presentation currency is the currency in which the financial statements are presented and normally is defined by the legal obligations of the Company. Following Brazilian legislation, this financial statement is presented in Brazilian Reais, converting the financial statements prepared in the functional currency of the Company to Reais, using the following criteria:

•       Assets and liabilities by the exchange rate of the end of the period;

•       Result accounts (Profit or Loss), other comprehensive income (loss), statements of cash flow and value added by the average monthly rate; and

•       Equity by the historical amount of formation.

The resulting adjustment arising from the conversion above is recognized in a specific account denominated "currency translation adjustments", in Equity.

c)     Translation of subsidiaries' financial statements

For the subsidiaries with a functional currency different from the US Dollar, the assets and liabilities accounts are converted to the Company's functional currency, by using the exchange rate at the end of the reporting period. The profit or loss accounts are converted by the average monthly exchange rate. The resulting conversion adjustments are recognized in the specific account denominated “currency translation adjustments”.

Below are presented the consolidated statements of financial position, statements of income and statements of cash flows in the Company's functional currency (US Dollars) and converted to the presentation currency (Brazilian Reais):

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	03.31.2019		12.31.2018
ASSETS	US$	R$	US$	R$
CURRENT ASSETS
Cash and cash equivalents	580,357	2,261,478	1,280,851	4,963,041
Financial assets	880,653	3,431,641	1,743,393	6,755,298
Trade accounts receivable	203,268	792,074	318,023	1,232,276
Derivative financial instruments	1,200	4,676	5,448	21,110
Customer and commercial financing	-	-	1,239	4,800
Collateralized accounts receivable	9,795	38,168	218,452	846,459
Contract assets	424,218	1,653,050	357,976	1,387,086
Inventories	1,427,295	5,561,740	2,507,042	9,714,286
Guarantee deposits	90	351	339,859	1,316,884
Income tax and social contribution	81,312	316,848	95,277	369,179
Other assets	132,323	515,623	203,359	787,975
	3,740,511	14,575,649	7,070,919	27,398,394

Assets held for sale	5,433,432	21,172,452	-	-

	9,173,943	35,748,101	7,070,919	27,398,394

NON-CURRENT ASSETS
Financial assets	-	-	183,472	710,918
Derivative financial instruments	610	2,377	4,130	16,004
Customer and commercial financing	-	-	10,548	40,872
Collateralized accounts receivable	16,148	62,924	17,350	67,228
Guarantee deposits	312	1,216	9,792	37,944
Deferred income tax and social contribution	11,863	46,227	21,568	83,573
Other assets	62,170	242,259	105,655	409,392
	91,103	355,003	352,515	1,365,931
Investments	8,133	31,692	6,271	24,300
Property, plant and equipment	911,772	3,552,902	1,964,664	7,612,678
Intangible assets	50,172	195,505	-	-
Right of use	950,499	3,703,809	1,898,799	7,357,465
Intangible assets	2,011,679	7,838,911	4,222,249	16,360,374

TOTAL ASSETS	11,185,622	43,587,012	11,293,168	43,758,768

The accompanying notes are na integral part of these financial statements

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

	03.31.2019		12.31.2018
LIABILITIES	US$	R$	US$	R$
CURRENT
Trade accounts payable	301,168	1,173,561	892,127	3,456,814
Lease liability	6,629	25,831	-	-
Loans and financing	36,364	141,700	179,286	694,699
Non-recourse and recourse debt	9,795	38,168	324,022	1,255,520
Other payables	136,224	530,825	288,365	1,117,357
Contract liabilities	616,732	2,403,220	1,045,361	4,050,567
Derivative financial instruments	2,758	10,747	8,051	31,194
Taxes and payroll charges payable	58,331	227,298	68,393	265,009
Income tax and social contribution	20,001	77,938	48,002	185,999
Financial guarantee	-	-	50,972	197,507
Dividends	3,072	11,971	4,987	19,322
Unearned income	972	3,788	2,014	7,802
Provisions	100,126	390,161	116,913	453,015
	1,292,172	5,035,208	3,028,493	11,734,805

Liabilities held for sale	5,432,186	21,167,593	-	-

	6,724,358	26,202,801	3,028,493	11,734,805

NON-CURRENT LIABILITIES
Lease liability	43,823	170,765	-	-
Loans and financing	87,679	341,659	3,468,402	13,439,366
Non-recourse and recourse debt	16,148	62,924	17,350	67,228
Other payables	8,051	31,372	28,646	110,996
Contract liabilities	25,249	98,388	198,202	767,991
Taxes and payroll charges payable	58,438	227,715	58,230	225,628
Deferred income tax and social contribution	217,285	846,695	254,017	984,266
Financial guarantee	-	-	101,068	391,620
Unearned income	20,318	79,173	73,158	283,474
Provisions	92,473	360,340	125,529	486,400
	569,464	2,219,031	4,324,602	16,756,969
TOTAL LIABILITIES	7,293,822	28,421,832	7,353,095	28,491,774

STOCKHOLDERS' EQUITY
Capital	1,551,567	5,159,617	1,551,567	5,159,617
Treasury shares	(28,568)	(80,350)	(31,411)	(87,020)
Revenue reserves	2,434,748	3,914,324	2,433,687	3,910,221
Share-based remuneration	37,392	78,940	37,392	78,940
Accumulated other comprehensive income (loss)	(154,069)	5,885,841	(145,550)	5,839,502
Retained losses	(43,886)	(161,883)	-	-
	3,797,184	14,796,489	3,845,685	14,901,260
Noncontrolling interest	94,616	368,691	94,388	365,734
TOTAL SHAREHOLDERS' EQUITY	3,891,800	15,165,180	3,940,073	15,266,994

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,185,622	43,587,012	11,293,168	43,758,768

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

CONSOLIDATED STATEMENTS OF INCOME

	03.31.2019		03.31.2018
			(Restated)*
	US$	R$	US$	R$
CONTINUING OPERATIONS

REVENUE	397,997	1,512,124	429,945	1,385,746
Cost of sales and services	(322,942)	(1,225,147)	(379,683)	(1,235,656)
GROSS PROFIT	75,055	286,977	50,262	150,090

OPERATING INCOME (EXPENSE)
Administrative	(29,899)	(112,899)	(32,568)	(105,656)
Selling	(40,498)	(153,130)	(30,851)	(99,802)
Research	(3,371)	(12,737)	(4,375)	(14,112)
Other operating income, net	(26,177)	(99,278)	(19,113)	(62,052)
Equity in income (losses) of associates	(16)	(60)	(144)	(467)
OPERATING PROFIT BEFORE FINANCIAL INCOME (EXPENSE)	(24,906)	(91,127)	(36,789)	(131,999)

Financial income (expense), net	10,148	38,070	2,515	7,402
Foreign exchange gain (loss), net	3,763	14,620	(5,540)	(12,065)
PROFIT (LOSS) BEFORE TAXES ON INCOME	(10,995)	(38,437)	(39,814)	(136,662)

Income tax (expense) income	8,349	27,948	21,128	71,166
LOSS OF THE CONTINUING OPERATIONS PERIOD	(2,646)	(10,489)	(18,686)	(65,496)

Loss of the period of discontinued operation	(38,555)	(145,395)	(16,151)	(57,910)

LOSS FOR THE PERIOD	(41,201)	(155,884)	(34,837)	(123,406)

Atributable to :
Owners of Embraer	(42,498)	(160,790)	(36,953)	(130,288)
Noncontrolling interest	1,297	4,906	2,116	6,882

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

CONSOLIDATED STATEMENTS OF CASH FLOWS

	03.31.2019		03.31.2018
			(Restated)*
	US$	R$	US$	R$
OPERATING ACTIVITIES
Loss for the period, including discontinued operation	(41,201)	(155,884)	(34,837)	(123,406)
ADJUSTMENT TO LOSS FOR ITEMS NOT AFFECTING CASH

Depreciation of property plant and equipment	31,249	117,693	42,873	139,131
Realization of government grants	(693)	(2,605)	(803)	(2,604)
Amortization of intangible assets	18,621	70,262	24,163	78,550
Realization of contribution from suppliers	(3,697)	(13,991)	(3,974)	(12,935)
Loss (reversal) for inventory obsolescence	431	2,036	1,360	4,639
Provision for adjustment to market value, inventories, property plant and equipament and intagible	11,787	44,453	10,343	33,825
Provision (reversal) allowance for doubtful accounts	(828)	(3,486)	(3,653)	(12,141)
Losses on fixed assets disposal	2,805	10,470	3,781	12,144
Deferred income tax and social contribution	(19,315)	(69,111)	(23,455)	(78,482)
Accrued interest	3,845	13,910	6,101	19,714
Interest on marketable securities, net	(9,592)	(36,093)	(7,780)	(25,247)
Equity in associates gains and losses	34	131	299	979
Share-based remuneration	-	-	61	198
Foreign exchange gain (loss), net	(8,574)	(32,147)	7,005	23,010
Mark to market of the residual value guarantees	(8,171)	(31,430)	2,326	7,632
Other	(235)	(932)	(2,116)	(6,880)

CHANGES IN ASSETS
Financial investments	215,007	810,772	629,489	2,037,431
Derivative financial instruments	1,028	4,391	(662)	(1,480)
Collateralized accounts receivable and accounts receivable	1,845	4,859	345,920	1,140,305
Contract assets	(107,489)	(406,272)	(471,245)	(1,545,313)
Customer and commercial financing	304	1,147	558	1,810
Inventories	(459,941)	(1,721,263)	(309,913)	(1,000,979)
Other assets	36,882	138,828	(47,187)	(151,132)

CHANGES IN LIABILITIES
Trade accounts payable	(24,100)	(86,550)	68,998	226,934
Non-recourse and recourse debt	(5,606)	(20,938)	3,026	9,800
Other payables	(5,392)	(19,214)	35,471	126,274
Contribution from suppliers	-	-	67,000	219,707
Contract liabilities	66,782	246,563	9,946	31,128
Taxes and payroll charges payable	(22,548)	(83,930)	(30,588)	(98,849)
Financial guarantees	(4,593)	(17,358)	(7,467)	(24,276)
Other provisions	(8,724)	(32,882)	16,064	52,757
Unearned income	(2,345)	(8,819)	(16,704)	(55,218)
NET CASH GENERATED (USED) IN OPERATING ACTIVITIES	(342,424)	(1,277,390)	314,400	1,027,026

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(42,587)	(160,334)	(39,721)	(128,584)
Proceeds from sale of property, plant and equipment	4	15	-	-
Additions to intangible assets	(65,244)	(246,581)	(80,173)	(259,960)
Additions to investments in subsidiaries and affiliates	(1,931)	(7,205)	(1,049)	(3,369)
Financial investments	15,555	51,394	(141,337)	(451,938)
Restricted cash reserved for construction of assets	-	-	46	79
NET CASH USED IN INVESTING ACTIVITIES	(94,203)	(362,711)	(262,234)	(843,772)

FINANCING ACTIVITIES
Proceeds from borrowings	162,452	609,422	46,682	151,935
Repayment of borrowings	(234,672)	(888,709)	(66,198)	(215,299)
Dividends and interest on own capital	(1,952)	(7,304)	(18,198)	(58,468)
Proceeds from stock options exercised	1,245	4,657	2,333	7,584
Lease payments	(2,339)	(8,991)	-	-
NET CASH USED IN FINANCING ACTIVITIES	(75,266)	(290,925)	(35,381)	(114,248)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(511,893)	(1,931,026)	16,785	69,006
Effects of exchange rate changes on cash and cash equivalents	1,072	(31,441)	(29)	6,763
Cash and cash equivalents at the beginning of the period	1,280,851	4,963,041	1,270,773	4,203,719
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	770,030	3,000,574	1,287,529	4,279,488

3                 CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGMENTS

Preparation of the financial statements in conformity with CPCs and IFRS requires management to make estimates and adopt assumptions and judgments that affect the reported amounts of assets and liabilities, revenue and expense and their disclosure. Therefore, variables and assumptions derived from past experience and other factors deemed relevant were used in preparing the accompanying financial statements included in this report. These estimates and assumptions are reviewed on an ongoing basis and the changes to accounting estimates are recognized prospectively.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

The significant variables and assumptions used in the estimates, and the relevant sensitivity of those judgments applicable to them, are described below:

3.1               Revenue from contracts with customers (Defense & Security)

In the Defense & Security segment, a significant portion of revenue is derived from development agreements which control of products and services is transferred to the customer (Brazilian and foreign governments) over time based on the incurred cost method, using the ratio of accumulated costs incurred divided by total estimated costs to measure the percentage of completion.

During the course of the contract, the Company assesses the costs incurred and in case of need, the total estimated costs for completion are adjusted to reflect variations in cost in relation to the projection, changes in circumstances and / or new events, such as contractual changes. Any increase or decrease of estimated revenues and costs for completion is cumulatively recognized in the statements of income for the reporting period in which the circumstances that gave rise to the revision were identified by management.

If the total costs of work in progress were 10% lower than Management's estimates, the revenue recognized on the quarter ended March 31, 2019, would have increased by R$ 1,373,698, if they were 10% higher than Management's estimates, revenue would have decreased by R$ 1,674,243.

3.2               Impairment of long lived assets

The annual impairment test considers the Company's medium and long-term strategic plan, brought to present value at an appropriate discount rate compatible with the market and that reflects the shareholders' expectations of return. In preparing or using this information, the Company uses estimates, as follows:

a)

Gross expected cash flow-the Management projected inflows and outflows based on past performance considering its business strategy and market development expectations.These projections also consider the efficiency gains planned for the product cycle.

b)	Growth rates - the growth rates were reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports.
c)

Discount rates – an appropriate discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

3.3               Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods, using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known valuation techniques normally used by the financial market.

Note 26.4 to the financial statements present the main valuation assumptions adopted, as well as the sensitivity analysis of financial instruments.

3.4               Taxes on income

The Company is subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final amount is determined.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

The carrying amount of the Parent Company financial statements are determined in the functional currency (dollar) while the income tax base on assets and liabilities is determined in the Brazilian currency (real). Therefore, fluctuations in the exchange rate can significantly affect the deferred income tax expense recognized in each period, mainly arising from the impact on non-monetary assets.

If the Real had a devaluation or valuation by 10% against the dollar in relation to the actual exchange rate on March 31, 2019, the deferred income tax expense related to certain non-monetary assets would have been higher or lower by R$ 627,019.

4                 NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

A discontinued operation is the Company’s business component comprising operations and cash flows that can be clearly distinguished and that:

•         Represents an important separate business line or geographic operating area;

•         Is part of a coordinated individual plan for the sale of an important separate business line or geographic operating area; or

•         Is a subsidiary exclusively acquired for resale;

The classification of an operation as discontinued for the Company is reached upon its disposal, or when the operation meets the criteria of standard IFRS 5/CPC 31 for classification of its assets and liabilities as held for sale, whichever the first.

An asset or group of assets and liabilities is held for sale when its carrying amount is expected to be recovered mainly through a sales transaction rather than through continuing use. This occurs if the asset is available for immediate sale “as is”, subject only to usual and customary terms for completion of the transaction, in which time the sale is defined as “highly probable” by the accounting standard.

4.1  Context of the operation between Embraer S.A. and The Boeing Company (“Boeing”)

The terms and conditions approved on December 17, 2018 define the creation of joint venture (“Boeing Brazil - Commercial”) contemplating assets from Embraer’s Commercial Aviation segment and related services (Services & Support segment) with 80% interest held by Boeing and 20% by Embraer, as well as the creation of joint venture to promote and develop new markets and uses for the KC-390 multi-mission aircraft, with 51% interest held by Embraer and 49% by Boeing.

As soon as the transaction is consummated, the commercial aviation joint venture will be guided by management based in Brazil, including a Chairman and CEO. Boeing will have operational and administrative control of the new company. Embraer shall retain the right of consent for approval of certain strategic decisions, such as the transfer of operations from Brazil.

On January 10, 2019 the Brazilian Federal Government informed that it would not exercise the veto right on the strategic partnership between Embraer and The Boeing Co., under the terms mentioned in item 1 (Operations). Thereafter, on January 11, 2019 the Company’s Board of Directors decided (i) to ratify the resolution of December 17, 2018 that approved the Transaction; (ii) to authorize the execution of the Master Transaction Agreement, which provides the terms and conditions for the consummation of the strategic partnership in connection with the commercial aviation, the Contribution Agreement, which provides the terms and conditions for the creation of a joint venture for the promotion and development of new markets and applications for the multi-mission airplane KC-390, as well as of the other agreements and documents necessary or convenient for the consummation of the Transaction; and (iii) to authorize, after the approval of the Transaction by Embraer’s shareholders, the executive officers to perform any act necessary for the consummation of the Transaction, including the transfer to the new company of the net equity comprised by assets, debts, properties, rights and obligations related to the commercial aviation business unit.

On January 24, 2019 Embraer and The Boeing Company entered into the Master Transaction Agreement and the Contribution Agreement and on February 26, 2019 the shareholders of the Company approved, with 96.8% of valid votes, the strategic partnership with The Boeing Company, as stated in the Management’s Proposal disclosed on January 24, 2019.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

The Company's assets and liabilities related to the Commercial Aviation segment and related services were measured and are being presented in the condensed interim financial statements as assets and liabilities held for sale, and the respective results were presented as discontinued operation, beginning February 26, 2019, date of approval by shareholders at the EGM when the “highly probable” criteria was reached.

On March 31, 2019, the consummation of the Transaction continues to be subject to (i) the approval by Brazilian, the US and other applicable antitrust authorities; and (ii) the satisfaction of other usual conditions in transactions of this nature. If approvals occur within the expected time, the operation is expected to be completed by the end of 2019.

4.2  Assets and liabilities held for sale

Below are the asset and liability balances reclassified to assets and liabilities held for sale. The segregation of assets considered their use in the manufacturing of assets and services and administrative/operational support of the Commercial Aviation segment and related services, as well as the terms defined among the parties in the Master Transaction Agreement.

ASSETS HELD FOR SALE	31.03.2019		LIABILITIES HELD FOR SALE	31.03.2019
	Parent Company	Consolidated		Parent Company	Consolidated

Cash and cash equivalents	-	768,334	Trade accounts payable	1,916,471	2,216,474
Financial investments	1,879,131	3,215,938	Lease liability	117	21,332
Trade accounts receivable, net	176,167	472,544	Loans and financing	11,453,876	13,494,672
Trade accounts receivable from subsidiaries	746,723	-	Non-recourse and recourse debt	-	1,207,285
Derivative financial instruments	16,371	16,371	Other payables	325,503	642,323
Customer and commercial financing	-	44,746	Other payables from subsidiaries	523,646
Collateralized accounts receivable	-	717,892	Contract liabilities	2,475,471	2,542,033
Contract assets	6,904	103,719	Derivative financial instruments	10,731	10,731
Inventories	4,498,314	6,105,616	Taxes and payroll charges payable	47,350	61,761
Guarantee deposits	1,242,419	1,321,598	Income tax and social contribution	-	4,029
Income tax and social contribution	-	13,070	Financial guarantee and residual value guarantee	500,767	542,718
Other assets	322,644	395,274	Unearned income	9,502	198,122
Deferred income tax and social contribution	-	39,859	Provisions	593,145	154,071
Investments	3,343,131	-	Deferred income tax and social contribution	-	72,042
Property, plant and equipment	1,973,763	4,038,648
Intangible assets	3,655,755	3,897,504
Right of use	116	21,339

TOTAL	17,861,438	21,172,452	TOTAL	17,856,579	21,167,593

The following main assumptions were considered in the segregation of the main balances above:

•

Allocation of net debt of US $ 2.4 billion (R $ 9.5 billion) in net assets to be contributed on March 31, 2019, in line with the allocation interval defined in the MTA, which establishes a maximum cash/debt ratio of US$ 3 billion negative. Net debt considers the sum of cash and cash equivalents and financial investments, reduced by the loans and financing position.

•	Spare parts and production inventories were segregated by operating segment, except for the raw material position which was allocated according to the storage plant, in accordance with the MTA.
•	Tangible and intangible assets were substantially allocated as assets acquired and developed for Commercial Aviation, and industrial/operating plants included in the agreement.
•

Trade accounts payables allocated by the estimated consumption plan in the production of each program currently being produced by the Company, and for parts/repair parts, segregation was based on the consumption history of the last periods for each segment.

•	Short-term employee obligations, including social charges, were segregated by the current estimate of personnel split at the end of the transaction between the Company and the joint venture.
•	Liabilities related to contingency provisions are not transferred as agreed in the MTA and were excluded from the net assets.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

The depreciation and amortization of non-current assets held for sale, including property, plant and equipment, intangible assets and right of use, were ceased as from February 26, 2019 due to the expectation of realization of these assets by sale instead of continuous use as of this date.

In the initial measurement, there were no impairment losses recognized in the group of assets and liabilities held for sale, as required by IFRS 5/CPC 31.

The set of annual financial statements for the year ended December 31, 2018 includes in the accompanying notes the description of the nature and accounting practice previously adopted for the respective segregated assets and liabilities. Except for classification and measurement as held for sale and discontinued operation, there were no material changes in the nature of these assets and liabilities in the period.

4.3  Discontinued operation

The result from the discontinued operation is comprised of income and expenses that the Company will not consolidate after the completion of the Transaction with Boeing, including:

•	Net revenues from contracts with customers, costs of products and services sold and general expenses directly associated with the Commercial Aviation business and related services;
•

General and administrative expenses with certain corporate areas that will be shared among Embraer’s and Boeing Brazil’s operations. The allocation considered the management’s current best estimate aiming at continuing with the Company’s transactions; and

•	Financial expenses on borrowings and financing interest that comprise the liability group, including monetary and foreign exchange adjustments of financial assets and liabilities held for sale.
•	Other operating income and expenses directly associated with discontinued operations. Corporate projects of the Company are fully maintained as a result of continuing operations.
•

Expenses with income and social contribution taxes generated in Commercial Aviation operations, except for the results associated with the Parent Company, in which the deferred income tax benefit over tax loss remains fully presented as continuing operations considering the entity that will perform the future tax benefit.

Management eliminated the result of intercompany transactions from continuing and discontinued operations in the consolidation of the financial statements consistent with the consolidation practice previously adopted and without adjustments between transactions.

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
DISCONTINUED OPERATION
REVENUE	1,164,014	1,283,619	1,609,141	1,725,835
Cost of sales and services	(856,505)	(981,724)	(1,274,079)	(1,400,018)
GROSS PROFIT	307,509	301,895	335,062	325,817

OPERATING INCOME (EXPENSE)
Administrative	(33,889)	(27,518)	(61,000)	(38,141)
Selling	(104,516)	(91,724)	(111,867)	(131,099)
Research	(19,554)	(15,720)	(22,518)	(17,493)
Other operating (expense) income, net	(94,769)	(59,294)	(102,190)	(34,180)
Equity in income (losses) of associates	(112,648)	(36,791)	(71)	(513)
OPERATING PROFIT (LOSS) BEFORE FINANCIAL EXPENSE	(57,867)	70,848	37,416	104,391

Financial expense, net	(102,822)	(144,892)	(193,416)	(169,335)
Foreign exchange gain, net	15,294	16,134	19,624	13,791
LOSS BEFORE TAXES ON INCOME	(145,395)	(57,910)	(136,376)	(51,153)

Income tax expense	-	-	(9,019)	(6,757)
NET LOSS OF DISCONTINUED OPERATION	(145,395)	(57,910)	(145,395)	(57,910)

The comparative statements of income were restated to disclose the discontinued operation separately from continuing operations.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

4.4  Cash flows

The Company’s cash flows attributable to assets and liabilities held for sale and results from the discontinued operation are as follows:

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018

Net cash used by operating activities	(568,125)	(476,765)	(803,101)	(650,939)
Net cash used by investing activities	(196,070)	(179,212)	(239,419)	(273,217)
Net cash used by financing activities	(55,555)	(18,184)	(125,508)	(18,077)
	(819,750)	(674,161)	(1,168,028)	(942,233)

5                 CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Cash and banks	238,977	11,605	549,796	485,567
	238,977	11,605	549,796	485,567

Cash equivalents
Private securities (i)	756,722	1,105,453	956,096	1,366,340
Fixed deposits (ii)	1,128	1,970,821	755,586	3,111,134
	757,850	3,076,274	1,711,682	4,477,474
	996,827	3,087,879	2,261,478	4,963,041

(i)	Investment in Bank Deposit Certificates - CDBs by Brazilian financial institutions, available for redemption in up to 90 days without impacting the contracted remuneration;
(ii)	Fixed term deposits in US Dollars issued by financial institutions, with original maturities of 90 days or less from the date of hiring.

6                 FINANCIAL INVESTMENTS

6.1        Parent Company

	Parent Company
	03.31.2019			12.31.2018
	Fair value through other comprehensive income	Fair value through profit or loss	Total	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Financial instruments
Private securities (i)	38,620	-	38,620	-	195,423	-	195,423
Structured notes (ii)	-	3,063,742	3,063,742	189,278	-	4,743,690	4,932,968
Fixed-term deposit (iii)	-	-	-	-	731,100	-	731,100
Other	-	759	759	-	-	759	759
	38,620	3,064,501	3,103,121	189,278	926,523	4,744,449	5,860,250

Current portion	38,620	3,064,501	3,103,121	4,277	926,523	4,276,381	5,207,181
Non-current assets	-	-	-	185,001	-	468,068	653,069

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

6.2        Consolidated

	03.31.2019			12.31.2018
	Fair value through other comprehensive income	Fair value through profit or loss	Total	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total

Financial instruments
Private securities (i)	38,620	-	38,620	-	195,423	-	195,423
Structured notes (ii)	-	3,063,742	3,063,742	189,278	-	5,068,051	5,257,329
Investment funds	-	-	-	-	-	9,458	9,458
Fixed-term deposit (iii)	85,876	-	85,876	-	1,771,909	-	1,771,909
Other	-	243,404	243,404	-	-	232,097	232,097
	124,495	3,307,146	3,431,641	189,278	1,967,332	5,309,606	7,466,216

Current portion	124,495	3,307,146	3,431,641	4,277	1,967,332.00	4,783,689.0	6,755,298
Non-current	-	-	-	185,001	-	525,917	710,918

(i)

Private securities, being: investments in Financial Treasury Bills, investments in Bank Deposit Certificates and investments in Committed Transactions, issued by Brazilian financial institutions, with original maturities greater than 90 days.

(ii)	Structured notes, in the amount of R$ 2,926,420 as of March 31, 2019 (R$ 4,276,564 as of December 31, 2018), with the credit risk of the issuing financial institution and the Brazilian government.
(iii)	Fixed term deposits in US Dollars issued by financial institutions, with original maturities of 90 days or less from the date of hiring.
(iv)	Shares from Republic Airways Holdings, arising from the request for the judicial reorganization of the former entity Republic Airways and received by the Company as part of the restructuring plan.

The Company maintains financial investments in structured notes associated with its own credit risk in the amount of R$ 320,449 as of March 31, 2019 (R$ 322,453 as of December 31, 2018), which were reclassified to the group of assets held for sale (Note 4). In 2004, seeking to ensure profitability compatible with the guarantee period, the Company invested US$ 123,400 of principal for 15 years in structured notes. Originally these notes had been considered as restricted cash in the line of financial guarantee, however, at the end of 2016 and beginning of 2017, due to the negotiation between the parties, the guarantees were released, and the notes were reclassified to investment.

The increase in profitability was obtained through a Credit default swap - CDS, a transaction which provides the right for early redemption of the note in case of a default event of the Company. After a default event, the note may be redeemed by the holder by the market value or original face value, which would result in a loss to the Company of all interest accrued so far.

Default events that may anticipate the maturity of the notes are, among others: (a) the insolvency or judicial recovery of the Company; and (b) delinquency or restructuring of the Company's debts in financing agreements.

In case of default, the maturity dates of these notes will be accelerated and the notes will be realized at market value, limited to a minimum of the initial investment. Any amount for which the market value exceeds the amount invested will be paid to the Company in the form of securities or loans of that amount.

The weighted average nominal interest rates on March 31, 2019, related to cash equivalents and financial investments made in Reais were 6.43% p.a., equivalent to 100.40% of the CDI and in Dollars, and 2.98% p.a. (6.56% p.a., equivalent to 101.26% of the CDI and in Dollars, 2.40% p.a. in December 31, 2018).

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

7                 TRADE ACCOUNTS RECEIVABLE, NET

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Foreign customers	226,144	385,434	735,594	1,261,910
Brazilian Air Force	12,917	14,008	67,388	84,277
Domestic customers	30,686	49,012	44,354	60,380
	269,747	448,454	847,336	1,406,567
Provision for doubtful accounts	(3,548)	(19,842)	(55,262)	(174,291)
	266,199	428,612	792,074	1,232,276

The amounts and maturities of these trade accounts receivable are presented below:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Current	172,319	340,689	533,443	840,756
Up to 90 days	43,743	45,139	138,777	203,680
From 91 to 180 days	7,236	14,456	36,913	52,698
More than 180 days	46,449	48,170	138,203	309,433
	269,747	448,454	847,336	1,406,567

The provision for expected credit losses is as follows:

	Parenty Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Beginning balance	(19,842)	(23,969)	(174,291)	(175,040)
Additions	(2,139)	3,727	(9,328)	16,429
Disposals	4,024	2,059	12,449	13,877
Foreign exchange variation	4,191	(1,659)	(13,999)	(29,557)
Discontinued operation	10,218	-	129,907	-
Ending balance	(3,548)	(19,842)	(55,262)	(174,291)

8                 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of March 31, 2019, the Company had the following operations:

•	Non-deliverable forward (NDF), with the purpose of protecting the Company against the risks of exchange rate fluctuations. The fair value is determined by the observable market pricing model.
•

Swap operations, with the main objective of changing the debts index, from floating rates to fixed interest rates or vice versa, exchange of Dollar to Real or Euro and vice versa. The fair values of these instruments are measured by the future flow, determined by applying contractual interest rates to maturity, and discounted to present value at the date of the financial statements by the prevailing market rates.

•

Purchase of sell and by currency options, in order to protect cash flows for the parent company's wage costs denominated in Reais, against the risk of currency fluctuations. The financial instrument used by the Company is a zero-cost collar, which consists of the purchasing of a put option and the sale of a call option, contracted with the same counterparty and with a zero-net premium. The fair value of this instrument is determined by the observable market pricing model (through market information providers) and widely used by market participants to measure similar instruments.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

				Parent company		Consolidated
Purpose	Risk	Counterparty	Settlement date	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Derivative designated as hedge accounting				(3,768)	5,491	(3,768)	5,491

Brazilian real expenses (i)	Exchange rate	Citibank	2019	(2,362)	(7,069)	(2,362)	(7,069)
		Santander	2019	(1,526)	(4,667)	(1,526)	(4,667)
		BNP Paribas	2019	(1,480)	(4,744)	(1,480)	(4,744)
		Bradesco	2019	(2,595)	(7,403)	(2,595)	(7,403)
		Itau BBA	2019	(1,594)	(4,745)	(1,594)	(4,745)

		Santander	2019	437	3,335	437	3,335

Project developmento (ii)	Interest rate	Itau BBA	2023	1,083	1,105	1,083	1,105
		Votorantim	2020	140	1,131	140	1,131
		BofaMLynch	2023	658	1,899	658	1,899
		Santander	2023	2,170	7,007	2,170	7,007
		HSBC	2022	-	1,102	-	1,102
		Société Générale	2022	-	597	-	597
		Safra	2022	-	550	-	550
		Morgan Stanley S/A	2022	1,301	6,989	1,301	6,989
		Bradesco	2022	-	1,548	-	1,548

Export (iii)		Itau BBA	2027	-	8,856	-	8,856

Others derivatives				-	-	74	429

Recourse and non-recourse debt (iv)	Interest rate	Natixis	2022	-	-	1,095	1,063

Acquisition of property, plant and equipment (v)	Interest rate	Compass Bank	2024	-	-	(505)	(443)

Export (vi)	Exchange rate	Santander Totta	2019	-	-	(516)	(191)
				(3,768)	5,491	(3,694)	5,920

				-	-	-	-

				Parent company		Consolidated
				03.31.2019	12.31.2018	03.31.2019	12.31.2018
		Assets
		Current portion		3,768	20,216	4,676	21,110
		Non-current		2,190	15,802	2,377	16,004

		Liabilities
		Current portion		(9,726)	(30,527)	(10,747)	(31,194)
		Net derivative financial instruments		(3,768)	5,491	(3,694)	5,920

(i)

Zero-cost collar derivative financial instruments, designated as cash flow hedge accounting amounting to US$ 107,969, equivalent to R$ 370,575, with purchase of PUT at the weighted average exercise price of R$ 3.43 and sale of CALL at the weighted average exercise price of R$ 4.10 for 2019.

(ii)

Derivative financial instruments (interest swaps), designated as fair value hedge accounting, amounting to R$ 251,893, equivalent to US$ 64,642, of the Export Financing and Project Development lines subject to a weighted average fixed interest rate of 4.10 % p.a. for a floating weighted average rate equivalent to 34.55% of the CDI.

(iii)

Derivative financial instruments (interest swaps), which converted the amount of US$ 7,249 equivalent to R$ 28,249 of the obligations with and without right of return, from a fixed weighted average interest rate of 8.4 % p.a. for a floating interest rate equivalent to LIBOR 6 months + 1.15% p.a.

(iv)

Derivative financial instruments (interest swaps), related to an operation amounting to US$ 3,128, equivalent to R$ 12,190 which converted financing operations subject to a floating interest rate of LIBOR 1 month + 2.44% p.a. for the fixed interest of 5.23% p.a.

(v)	Derivative financial instruments (Non-Deliverable Forwards), amounting to US$ 9,000, equivalent to R$ 35,070 relating to U.S. dollar to Euro currency exchanges.

On March 31, 2019, the amount of loans and financing measured at amortized cost amounted to R$ 477,913, considering the mark-to-market effect of the risk hedged by the hedge structured R$ 483,358 (On December 31, 2018, R$ 14,110,170 and R$ 14,134,065, respectively).

The effectiveness ratio measured at the fair value and cash flow hedge ratio on the initial date was 1:1 and 1:1, respectively. Considering the changes in the discounted cash value of the instruments not yet settled since January 1 and the amount of the hedged item, the effectiveness ratio was 1:1.0056 and 1:1.1521 (1:1.0008 and 1:1.0303 on December 31, 2018).

On March 31, 2019, and December 31, 2018, the fair value of derivative financial instruments was recognized in the statement of financial position as follows:

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

	Parent company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Assets
Current portion	3,768	20,216	4,676	21,110
Non-current	2,190	15,802	2,377	16,004

Liabilities
Current portion	(9,726)	(30,527)	(10,747)	(31,194)
Net derivative financial instruments	(3,768)	5,491	(3,694)	5,920

9                 COLLATERALIZED ACCOUNTS RECEIVABLE AND RECOURSE AND NON-RECOURSE DEBT

9.1        Collateralized accounts receivable

	Consolidated
	03.31.2019	12.31.2018
Estimated residual value of leased assets	-	835,449
Minimum lease payments receivable	-	475,229
Guaranteed operation (cash inflow)	101,092	104,802
Impairment (i)	-	(501,793)
Net amount	101,092	913,687

Current portion	38,168	846,459
Non-current portion	62,924	67,228

(i)

Refers to structured transactions in which the value to be received comprises financial inflows receivable over time and aircraft residual values in specified return conditions to be received at the end of the contract.  These transactions, together with the balances related to recourse debt (Note 9.2), refer mainly to the Commercial Aviation unit and comprise the group of assets and liabilities held for sale in the statement of financial position on March 31, 2019. See Note 4.

On March 31, 2019, the maturities of the amounts classified as non-current assets are as follows:

Consolidated
2020	9,773
2021	15,340
2022	15,424
2023	10,039
After 2022	12,348
62,924

9.2        Recourse and non-recourse debt

	Consolidated
	03.31.2019	12.31.2018
With right of recourse	60,655	1,280,828
Without right of recourse	40,437	41,920
	101,092	1,322,748

Current portion	38,168	1,255,520
Non-current portion	62,924	67,228

The recourse and non-recourse debt related with the receivables of structured operations of Commercial Aviation segment reclassified as assets held for sale (Note 9.1) were also allocated as liabilities held for sale in the statement of financial position on March 31, 2019 (Note 4).

On March 31, 2019, the maturities of the amounts classified as non-current assets are as follows:

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

Consolidated
2020	9,773
2021	15,340
2022	15,424
2023	10,039
After 2022	12,348
62,924

10              GUARANTEE DEPOSITS

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Sales financing guarantees (i)	-	1,217,947	-	1,217,947
Sales structure guarantees (ii)	-	-	-	98,137
Others	-	35,876	1,567	38,744
	-	1,253,823	1,567	1,354,828

Current	-	1,217,947	351	1,316,884
Non-current	-	35,876	1,216	37,944

(i)

Financial investments denominated in US dollars, tied to sale financing structures until the completion of such structures and settlement of an obligation with and without right of return in the same amount.

(ii)

US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt (unrelated party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account in proportion to their guarantee. The amount is returned in the form of cash to the Company at maturity of the financing contracts if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

Guarantee deposits linked to structures of sales and to secure aircraft financing refer mainly to the Commercial Aviation Unit and comprise the group of assets held for sale in the statement of financial position on March 31, 2019. See Note 4.

On March 31, 2019, the guarantor to whom the guarantees are linked was in compliance.

11              INVENTORIES

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Work-in-process	1,508,970	2,809,992	2,354,893	3,454,811
Raw materials	987,754	2,357,258	1,586,892	3,478,005
Finished goods (i)	53,364	2,939	681,813	567,275
Spare parts	340,444	491,108	547,195	1,643,897
Held by third parties	141,400	351,948	187,721	421,088
Aircraft available for sales (ii)	-	-	180,558	178,391
Inventory in transit	116,922	410,012	153,692	353,036
Advances to suppliers	14,800	24,743	143,758	121,762
Consumption materials	117,942	157,276	117,942	187,063
Provision for adjustment to market value (iii)	-	-	(29,630)	(29,723)
Provision for obsolescence (iv)	(255,766)	(426,941)	(363,094)	(661,319)
	3,025,830	6,178,335	5,561,740	9,714,286

(i)               The following aircraft were held as finished products inventory:

•

On March 31, 2019: two Legacy 450, six Legacy 500, three Phenom 100, three Phenom 300, one Lineage and one Ipanema. The inventories of finished goods reclassified to assets held for sale (Note 4) include four EMBRAER 175 and one EMBRAER 195; and

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

•	On December 31, 2018: two Legacy 450, four Legacy 500, one Phenom 100, three Phenom 300, one Lineage, two Ipanemas;

Of total aircraft held in inventory on March 31, 2019, four EMBRAER 175, one EMBRAER 195, two Legacy 500, were delivered up to May 28, 2019.

(ii)              The following used aircraft were held in inventory as available for sale:

•

On March 31, 2019:, one Legacy 450, one Lineage 1000, one Phenom 300. The inventories of aircraft available for sale reclassified to assets held for sale (Note 4) include three EMBRAER 135 and 14 EMBRAER 14; and

•	On December 31, 2018: one Legacy 450, one Lineage, one Phenom 300.

(iii)             Below are the changes in the adjustment to realizable value of used aircraft:

	Consolidated
	03.31.2019	12.31.2018
Beginning balance	(29,723)	(56,969)
Additions	(3,647)	(32,612)
Disposals	-	66,421
Foreign exchange loss	(215)	(6,563)
Discontinued operation	3,955	-
Ending balance	(29,630)	(29,723)

(iv)            An expected loss for obsolescence was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Below are the expected changes by obsolescence:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Beginning balance	(426,941)	(303,770)	(661,319)	(506,319)
Additions	(36,962)	(146,323)	(38,791)	(221,464)
Disposals	32,556	77,612	36,755	152,397
Foreign exchange loss	(2,344)	(54,460)	(1,941)	(85,933)
Discontinued operation	177,925	-	302,202	-
Ending balance	(255,766)	(426,941)	(363,094)	(661,319)

12              OTHER ASSETS

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Taxes recoverable (i)	333,671	385,741	407,969	512,391
Court-mandated escrow deposits (ii)	139,295	158,854	143,204	166,576
Prepaid expenses	57,800	75,417	77,201	94,089
Other debtors (iii)	28,271	218,869	55,111	238,877
Advances to employees	30,063	27,554	38,133	32,927
Advances for services rendered	-	-	6,028	12,348
Loan with a joint operation	-	-	-	89,979
Loans with subsidiaries	-	115,608	-	-
Other	38,244	45,065	30,236	50,180
	627,344	1,027,108	757,882	1,197,367

Current portion	415,176	686,575	515,623	787,975
Non-current portion	212,168	340,533	242,259	409,392

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

(i)       Taxes recoverable:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
ICMS (State value-added tax) and IPI (Excise tax)	215,406	247,683	254,899	331,337
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	66,637	73,881	87,037	94,921
Income tax and social contribution	29,857	29,694	30,648	29,694
Income tax recoverable	18,564	18,939	21,467	22,787
Others	3,207	15,544	13,918	33,652
	333,671	385,741	407,969	512,391

Current portion	190,912	280,039	313,973	363,053
Non-current portion	142,759	105,702	93,996	149,338

(ii)

Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially federal taxes and contributions where liability has been established, as described in Note 22.

(iii)

Refers to rework carried out on products supplied by third parties, to be reimbursed in accordance with contractual agreements and credits negotiated with certain suppliers that will be consumed over time and other receivables from suppliers.

13              INVESTMENTS

13.1     Investment amounts

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
In subsidiaries
ELEB Equipamentos Ltda – ELEB	-	469,776	-	-
Embraer Aircraft Holding Inc. – EAH	1,886,741	2,464,511	-	-
Embraer Aviation Europe SAS – EAE	794,179	961,634	-	-
Embraer Defesa e Segurança Part. S.A. – DSP	307,649	310,320	-	-
Embraer GPX Ltda – GPX	47,737	46,869	-	-
Embraer Netherlands B.V. – ENL	1,542,883	1,969,023	-	-
Embraer Netherlands Finance B.V. – ENF	-	49,390	-	-
Embraer Overseas Limited – EOS	-	52,591	-	-
Embraer Spain Holding Co. S.L. – ESH	14,991	1,553,811	-	-
Fundo de Investimento Embraer Venture	15,780	9,161	-	-
Outros	24,541	24,541	31,692	24,300
	4,634,501	7,911,627	31,692	24,300

13.2     Change in investments in the Parent Company

		Equity in income (losses)	Cummulative translation adjustment	Loss provision investments		Discontinued operation
	Balance at				Addition
	12.31.2018						Balance at
							03.31.2019

ELEB Equipamentos Ltda – ELEB	469,776	(5,187)	2,596	-	-	(467,185)	-
Embraer Aircraft Holding Inc. – EAH	2,464,511	17,061	14,235	-	-	(609,066)	1,886,741
Embraer Aviation Europe SAS – EAE	961,634	26,956	(12,263)	-	-	(182,147)	794,180
Embraer Defesa e Segurança Part. S.A. – DSP	310,320	(5,325)	908	-	1,746	-	307,649
Embraer GPX Ltda – GPX	46,869	868	-	-	-	-	47,737
Embraer Netherlands B.V. – ENL	1,969,023	49,333	4,970	-	-	(480,443)	1,542,883
Embraer Netherlands Finance B.V. – ENF	49,390	3,278	388	-	-	(53,056)	-
Embraer Overseas Limited – EOS	52,591	(2,085)	258	-	-	(50,764)	-
Embraer Spain Holding Co. S.L. – ESH	1,553,811	(45,427)	7,077	-	-	(1,500,471)	14,990
Entidades de propósito específico – EPE´s	-	(75,092)	-	75,092	-	-	-
Fundo de Investimento Embraer Venture	9,161	(901)	22	-	7,498	-	15,780
Other	24,541	-	-	-	-	-	24,541
	7,911,627	(36,521)	18,191	75,092	9,244	(3,343,132)	4,634,501

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

		Equity in income (losses)	Cummulative translation adjustment	Loss provision investments	Addition
	Balance at					Balance at
	12.31.2017					12.31.2018

ELEB Equipamentos Ltda – ELEB	420,004	(26,660)	73,704	-	2,728	469,776
Embraer Aircraft Holding Inc. – EAH	1,851,422	288,737	324,352	-	-	2,464,511
Embraer Australia PTY Ltd. – EAL	1,362	-	14	-	-	-
Embraer Aviation Europe SAS – EAE	780,103	88,025	93,506	-	-	961,634
Embraer Defesa e Segurança Part. S.A. – DSP	314,502	145,573	(23,507)	-	-	310,320
Embraer GPX Ltda – GPX	56,825	(9,948)	(8)	-	-	46,869
Embraer Netherlands Finance B.V. – ENF	27,551	16,372	5,467	-	-	49,390
Embraer Netherlands B.V. – ENL	1,615,880	90,917	262,226	-	-	1,969,023
Embraer Overseas Limited – EOS	46,829	(2,695)	8,457	-	-	52,591
Embraer Spain Holding Co. S.L. – ESH	1,325,157	732	227,922	-	-	1,553,811
Entidades de propósito específico – EPE´s	-	(128,781)	-	128,781	-	-
Fundo de Investimento Embraer Venture	-	(531)	(100)	-	9,845	9,161
Indústria Aeronáutica Neiva Ltda – NEIVA	9,249	191	411	-	-	-
Other	18,372	(1,580)	(97)	-	8,141	24,541
	6,467,256	460,352	972,347	128,781	20,714	7,911,627

13.3     Information referring to the direct wholly owned subsidiaries

	03.31.2019
		Total assets	Total liabilities		Net income
	Holding			Stockholder´s	(loss)
	%			equity	for the period
ELEB Equipamentos Ltda – ELEB	100.00	758,332	280,772	477,560	(6,577)
Embraer Aircraft Holding Inc. – EAH	100.00	2,539,010	20,609	2,518,401	17,872
Embraer Aviation Europe SAS – EAE	100.00	1,014,234	31,969	982,265	26,996
Embraer Defesa e Segurança Part. S.A. – DSP	100.00	279,663	41,504	238,159	(5,325)
Embraer GPX Ltda – GPX	99.99	49,652	1,915	47,737	868
Embraer Netherlands B.V. – ENL	100.00	2,634,045	610,719	2,023,326	49,325
Embraer Netherlands Finance B.V. – ENF	100.00	7,317,203	7,264,147	53,056	3,278
Embraer Overseas Limited – EOS	100.00	2,689,872	2,639,108	50,764	(2,085)
Embraer Spain Holding Co. S.L. – ESH	100.00	1,515,580	118	1,515,462	(45,427)
Entidades de propósito específico – EPE´s	100.00	844,850	1,332,689	(487,839)	(75,092)
Fundo de Investimento Embraer Venture	100.00	40,362	40	40,322	(901)
					(37,068)

	12.31.2018
		Total assets	Total liabilities		Net income
	Holding			Stockholder´s	(loss)
	%			equity	for the period
ELEB Equipamentos Ltda – ELEB	100.00	757,615	276,099	481,516	(24,073)
Embraer Aircraft Holding Inc. – EAH	100.00	3,579,256	1,093,104	2,486,152	286,217
Embraer Aviation Europe SAS – EAE	100.00	991,196	23,707	967,489	90,729
Embraer Defesa e Segurança Part. S.A. – DSP	100.00	279,109	36,015	243,094	145,573
Embraer GPX Ltda – GPX	99.99	49,310	2,441	46,869	(9,948)
Embraer Netherlands B.V. – ENL	100.00	2,577,067	608,035	1,969,032	90,822
Embraer Netherlands Finance B.V. – ENF	100.00	7,267,169	7,217,779	49,390	16,372
Embraer Overseas Limited – EOS	100.00	2,690,240	2,637,649	52,591	(2,695)
Embraer Spain Holding Co. S.L. – ESH	100.00	1,553,920	110	1,553,810	732
Entidades de propósito específico – EPE´s	100.00	933,327	1,341,548	(408,221)	(128,781)
Indústria Aeronáutica Neiva Ltda – NEIVA	99.99	-	-	-	(12)
Fundo de Investimento Embraer Venture	100.00	33,743	40	33,703	(531)
					464,405

The equity method of accounting excluded unrealized profit on the sales operations between the subsidiaries and the Parent Company.

13.4     Interests in entities

(i)     Wholly-owned subsidiaries and special purpose entities

Wholly-owned subsidiaries and special purpose entities (SPEs) controlled directly or indirectly by the Company and jointly controlled entities are described in the Notes 2.1.2 and 2.1.3 and are consolidated into the Embraer group.

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

There are no contractual or legal restrictions on the Parent Company's access to assets or settlement of liabilities of the wholly owned subsidiaries of the group.

There are inherent risks to the operations of these entities, the most significant of which are described below:

•        Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate, and interest);

•        Operational risk: potential losses resulting from the emergence of new technologies or the failure of current processes;

•        Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations; and

•        Liquidity risk: financial inability to meet financial obligations.

(ii)   Subsidiaries with the participation of non-controlling shareholders

Non-controlling shareholders have interests in the group entities listed below; however, based on contractual agreements and analysis of the current accounting standards, the Company has control and therefore has the right to consolidate these entities:

		Participation	Participation
Entity	Country	Embraer Group	noncontrolling
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65,0%	35,0%
Embraer CAE Training Services Ltd.	United Kingdom	51,0%	49,0%
Visiona Tecnologia Espacial S.A.	Brazil	51,0%	49,0%
Embraer CAE Training Services	United States of America	51,0%	49,0%

Although the Embraer group holds 51.0% of the entities Embraer CAE Training Services Ltd., Visiona Tecnologia Espacial S.A., and Embraer CAE Training Services, the powers enumerated in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entities.

Below is a summary of the financial information of the most representative entity in the group that holds non-controlling interest, OGMA - Indústria Aeronáutica de Portugal S.A. The combination of the other entities represents less than 5% of the consolidated profit before taxes.

	03.31.2019	12.31.2018
Cash and cash equivalents	85,888	50,178
Current assets	718,793	654,443
Non current assets	237,189	236,256
Current liabilities	359,366	288,598
Non current liabilities	1,895	533
Noncontrolling interest	208,152	210,549

	03.31.2019	03.31.2018
Revenue	212,942	220,761
Net income for the year	1,106	11,125

Group subsidiaries with non-controlling interests are subject to the same risks as wholly owned subsidiaries.

14              RELATED PARTIES

14.1     Related party transactions

Transactions between the Parent Company and its direct or indirect subsidiaries, associated and jointly controlled entities, as described in Note 2.1.2, and refer basically to:

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

•

assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) intercompany loans to subsidiaries abroad with interest rates compatible with those received by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•

liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on account  of sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) intercompany loan contracts with the subsidiaries abroad with interest rates equivalent to those paid by the Company to acquire similar funding (vii) export financing;

•

amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and intercompany loans; (iii) supplementary pension plan.

14.2     Related party transactions - Brazilian Federal Government

Transactions between Embraer and the Brazilian Federal Government meet the definition of related party transactions.

Through its direct and indirect interests and on account of holding a "golden share", the Brazilian Federal Government is a significant shareholder. On March 31, 2019, in addition to its "golden share", the Brazilian Federal Government held an indirect stake of 5.37% in the Company's capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or "BNDES"), which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian government plays a key role in the Company's business activities, including:

•        a major customer for defense products (through the Brazilian Air Force, Army, and Navy);

•        a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•        an export credit agency (through the BNDES); and

•        a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

14.3     Parent Company

			03.31.2019

	Current		Non Current
	Assets	Liabilities	Assets	Liabilities	Financial Result	Profit (loss)
Aero Seating T echnologies, LLC	97	12,255	-	-	-	4,609
ATECH Negócios em Tecnologias S.A.	3	-	-	-	-	1,537
Banco do Brasil S.A.	1,223,602	-	35,498	-	15,537	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	-	269,365	-	405,257	(6,036)	-
Bradar Indústria S.A.	-	-	-	-	-	(584)
Caixa Econômica Federal	19	-	-	-	-	-
Comando da Aeronáutica	6,271	273,229	-	-	-	12,432
ELEB - Equipamentos Ltda	72,950	13,908	40,957	-	1,916	935
Embraer Aircraft Customer Services, Inc. – EACS	528,644	199,462	-	-	-	72,321
Embraer Aircraft Holding Inc. – EAH	-	-	-	-	-	-
Embraer Aircraft Maintenance Services Inc. – EAMS	116	1,995	-	-	-	(18)
Embraer Asia Pacific PTE. Ltd.	7,779	7,841	-	-	-	(7,612)
Embraer Aviation Europe SAS – EAE	1,273	3,970	-	-	-	(4,549)
Embraer Aviation International SAS – EAI	183,355	306,318	-	-	-	17,612
Embraer CAE T raining Services – ECTS	-	755	-	-	-	(168)
Embraer China Aircraft Technical Services Co., Ltd. – BJG	23,451	5,190	-	-	-	(5,985)
Embraer Defense and Security – JAX	73,949	18,757	-	-	-	(8,222)
Embraer Defesa e Segurança Participações S.A.	18,466	-	-	-	-	-
Embraer Engineering T echnology	3,779	-	-	-	-	(2,944)
Embraer Executive Aircraft Inc. – MLB	458,814	17,662	-	-	-	44,033
Embraer Executive Jet Services – EEJS	342	3,286	-	-	-	(1,776)
Embraer Finance Ltd. – EFL	-	-	-	-	-	(6)
Embraer GPX Ltda – GPXS	231	1,304	-	-	-	(508)
Embraer Netherlands B.V. – ENL	910	123,840	-	-	-	(29,710)
Embraer Portugal Estruturas em Compósitos S.A. – EEC	1,273	20,463	-	-	-	446
Embraer Portugal Estruturas Metálicas S.A. – EEM	1,749	56,640	-	-	-	170
Embraer Portugal Holding	-	494	-	-	-	(89)
Embraer Prev - Sociedade de Previdência Complementar	-	-	-	-	-	(18,100)
Entidade de propósito específico – EPE´s	-	124,694	-	-	-	-
EZ Air Interior Limited	23,159	47,152	-	-	-	-
Financiadora de Estudo e Projetos – FINEP	-	50,297	-	157,376	(2,233)	-
OGMA – Indústria Aeronáutica de Portugal S.A.	2,906	5,425	-	-	-	171
Marinha do Brasil	6,646	200	-	-	-	(64)
Savis Tecnologia e Sistemas S.A.	2,745	1,295	69,490	-	1,156	81
Visiona Tecnologia Espacial S.A.	671	-	-	-	-	113
	2,643,200	1,565,797	145,945	562,633	10,340	74,125

		12.31.2018
	Current		Non Current
	Assets	Liabilities	Assets	Liabilities
Aero Seating Technologies, LLC	96	8,441	-	-
ATECH Negócios em Tecnologias S.A.	346	4,749	-	-
Banco do Brasil S.A.	1,235,801	-	36,233	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	-	278,058	-	463,820
Caixa Econômica Federal	62	-	-	-
Comando da Aeronáutica	93,710	349,802	-	-
ELEB - Equipamentos Ltda	51,706	16,578	65,104	-
Embraer Aircraft Customer Services, Inc. – EACS	420,497	219,431	-	-
Embraer Aircraft Holding Inc. – EAH	-	1	-	-
Embraer Aircraft Maintenance Services Inc. – EAMS	111	1,943	-	-
Embraer Asia Pacific PTE. Ltd.	7,001	9,514	-	-
Embraer Aviation Europe SAS – EAE	1,140	4,255	-	-
Embraer Aviation International SAS – EAI	177,196	313,905	17	-
Embraer CAE Training Services – ECTS	-	577	-	-
Embraer China Aircraft Technical Services Co., Ltd. – BJG	19,551	11,809	-	-
Embraer Defense and Security – JAX	87,441	2,912	-	-
Embraer Defesa e Segurança Participações S.A.	18,467	-	-	-
Embraer Engineering Technology	6,798	-	-	-
Embraer Executive Aircraft Inc. – MLB	157,213	20,675	-	-
Embraer Executive Jet Services – EEJS	280	1,417	-	-
Embraer GPX Ltda – GPXS	711	1,727	-	-
Embraer Netherlands B.V. – ENL	763	540,659	-	-
Embraer Portugal Estruturas em Compósitos S.A. – EEC	1,129	40,505	-	-
Embraer Portugal Estruturas Metálicas S.A. – EEM	1,990	106,649	-	-
Embraer Portugal Holding	-	465	-	-
Entidade de propósito específico – EPE´s	-	123,994	-	-
EZ Air Interior Limited	22,493	40,870	-	-
Financiadora de Estudo e Projetos – FINEP	-	50,540	-	168,667
Harbin Embraer Aircraft Industry Company Ltd. – HEAI	2	-	-	-
OGMA – Indústria Aeronáutica de Portugal S.A.	2,712	4,945	-	-
Marinha do Brasil	3,382	-	-	-
Savis Tecnologia e Sistemas S.A.	2,640	1,440	-	-
Visiona Tecnologia Espacial S.A.	559	-	-	-
	2,313,797	2,155,861	101,354	632,487

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

	03.31.2018

	Financial	Profit (loss)
	Result
Aero Seating Technologies, LLC	-	(1,808)
ATECH Negócios em Tecnologias S.A.	-	(117)
Banco do Brasil S.A.	24,054	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	8,474	-
Bradar Indústria S.A.	2,577	115
Caixa Econômica Federal	260	-
Comando da Aeronáutica	-	(20,245)
ELEB - Equipamentos Ltda	1,925	(1,581)
Embraer Aircraft Customer Services, Inc. – EACS	-	(7,150)
Embraer Aircraft Maintenance Services Inc. – EAMS	-	(268)
Embraer Asia Pacific PTE. Ltd.		(6,057)
Embraer Aviation Europe SAS – EAE	-	(2,756)
Embraer Aviation International SAS – EAI	-	11,558
Embraer CAE Training Services – ECTS	-	144
Embraer China Aircraft Technical Services Co., Ltd. – BJG	-	(9,296)
Embraer Defense and Security – JAX	-	8,670
Embraer Engineering Technology	-	23
Embraer Executive Aircraft Inc. – MLB	-	39,290
Embraer Executive Jet Services – EEJS	-	88
Embraer GPX Ltda – GPXS	-	(4,325)
Embraer Netherlands B.V. – ENL	-	(75,466)
Embraer Portugal Estruturas em Compósitos S.A. – EEC	-	2,209
Embraer Portugal Estruturas Metálicas S.A. – EEM	-	48
Embraer Portugal Holding	-	39
Embraer Prev - Sociedade de Previdência Complementar	-	(17,627)
Financiadora de Estudo e Projetos – FINEP	2,177	-
Harbin Embraer Aircraft Industry Company Ltd. – HEAI	-	(3,996)
Marinha do Brasil	-	(40,879)
OGMA – Indústria Aeronáutica de Portugal S.A.	-	(166)
Savis Tecnologia e Sistemas S.A.	978	80
Visiona Tecnologia Espacial S.A.	-	327
	40,445	(129,146)

14.4     Consolidated

			03.31.2019

	Current		Non Current
	Assets	Liabilities	Assets	Liabilities	Financial Result	Profit (loss)
Banco do Brasil S.A.	1,238,476	1,207,285	35,498	-	470	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	-	269,365	-	405,257	(6,036)	-
Caixa Econômica Federal	21	-	-	-	-	-
Comando da Aeronáutica	60,858	273,229	-	-	-	58,557
Embraer Prev - Sociedade de Previdência Complementar	-	899	-	-	-	(19,327)
Exército Brasileiro	-	37,472	-	-	-	(21,254)
Financiadora de Estudo e Projetos – FINEP	-	50,297	-	157,376	(2,233)	-
Marinha do Brasil	6,646	-	-	-	-	(320)
	1,306,001	1,838,547	35,498	562,633	(7,799)	17,656

		12.31.2018
	Current		Non Current
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	1,265,760	1,217,947	36,233	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	-	278,058	-	463,820
Caixa Econômica Federal	62	-	-	-
Comando da Aeronáutica	163,979	349,802	-	-
Embraer Prev - Sociedade de Previdência Complementar	-	953	-	-
Exército Brasileiro	-	16,651	-	-
Financiadora de Estudo e Projetos – FINEP	-	50,540	-	168,667
Marinha do Brasil	3,382	-	-	-
	1,433,183	1,913,951	36,233	632,487

	03.31.2018

	Financial	Profit (loss)
	Result
Banco do Brasil S.A.	34,672	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	8,474	-
Caixa Econômica Federal	260	-
Comando da Aeronáutica	-	50,045
Embraer Prev - Sociedade de Previdência Complementar	-	(18,705)
Exército Brasileiro	-	435
Financiadora de Estudo e Projetos – FINEP	2,232	-
Telecomunicações Brasileiras S.A. – Telebrás	-	550
Marinha do Brasil	-	(40,545)
	45,638	(8,220)

Embraer S.A. Notes to the Condensed interim financial statements at March 31, 2019 In thousands of reais, except when indicated otherwise

14.5     Remuneration of key management personnel

	03.31.2019	03.31.2018
Short-term benefits (i)	11,609	9,937
Share based payment	(1,480)	997
Total remuneration	10,130	10,934

(i)      Includes salaries, profit sharing, bonus, and indemnities.

Key Management includes members of the statutory Board of Directors and Executive Directors.

15              PROPERTY, PLANT, AND EQUIPMENT

The annual weighted average depreciation rates by asset class are shown below. This information is based on the consolidated depreciation of the assets recognized in the year, compared, after annualization and elimination of any non-typical movement, to the net balance of the assets in the previous year.

Class of assets	Weighted average rate (%)
	03.31.2019	12.31.2018	03.31.2018

Buildings and improvements	3,4%	3,8%	3,8%
Installations	4,5%	4,9%	4,9%
Machinery and equipment	7,7%	10,0%	10,1%
Furniture and fixtures	9,4%	9,3%	5,3%
Vehicles	20,2%	22,7%	25,8%
Aircraft	9,0%	11,0%	12,1%
Computers and peripherals	23,2%	27,6%	37,5%
Tooling	12,5%	16,5%	18,1%
Other assets	0,1%	0,1%	0,1%
Exchange pool program assets	3,3%	3,7%	3,7%

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

15.1         Parent Company

						PARENT COMPANY 03.31.2019

		Buildings land		Machinery and	Furniture and			Computers and	Spare part			Construction in	Total
	Land	improvements	Installations	equipment	fixtures	Vehicles	Aircraft (i)	peripherals	Tooling	Other assets	exchange	progress
											pools
Cost
At December 31, 2018	39,806	2,101,344	565,842	2,235,630	214,194	46,034	10,240	587,413	2,136,069	106,955	281,809	27,331	8,352,667
Additions	-	-	-	29,700	320	340	-	2,845	19,067	17,385	11,150	3,872	84,679
Disposals	-	-	-	(17,355)	(180)	(340)	-	(370)	(22)	-	-	-	(18,267)
Reclassifications*	-	6,773	10,177	(20,188)	1,678	-	-	4,265	-	(8)	16,202	(2,697)	16,202
Translation adjustments	225	12,011	3,584	12,083	1,279	259	55	3,480	12,702	1,489	2,797	178	50,142
Discontinued operation	(22,959)	(868,598)	(368,472)	(1,073,895)	(115,779)	(23,392)	-	(277,309)	(1,570,257)	(48,705)	(82,041)	(13,299)	(4,464,706)
At March 31, 2019	17,072	1,251,530	211,131	1,165,975	101,512	22,901	10,295	320,324	597,559	77,116	229,917	15,385	4,020,717
Accumulated depreciation
At December 31, 2018	-	(602,563)	(388,733)	(1,301,719)	(114,019)	(33,024)	(9,804)	(489,006)	(1,339,915)	(44,390)	(94,825)	-	(4,417,998)
Depreciation	-	(10,739)	(1,906)	(18,141)	(1,715)	(565)	(162)	(4,976)	(24,609)	(19)	(3,131)	-	(65,963)
Disposals	-	-	-	16,768	158	338	-	347	-	-	-	-	17,611
Interest on capitalized assets	-	(1,524)	-	-	-	-	-	-	-	-	-	-	(1,524)
Translation adjustments	-	(3,837)	(2,258)	(7,282)	(697)	(191)	(64)	(2,933)	(8,463)	(251)	(623)	-	(26,599)
Discontinued operation	-	319,463	293,051	544,708	68,999	17,796	-	220,284	1,002,711	-	23,929	-	2,490,941
At March 31, 2019	-	(299,200)	(99,846)	(765,666)	(47,274)	(15,646)	(10,030)	(276,284)	(370,276)	(44,660)	(74,650)	-	(2,003,532)

Net
At December 31, 2018	39,806	1,498,781	177,109	933,911	100,175	13,010	436	98,407	796,154	62,565	186,984	27,331	3,934,669
At March 31, 2019	17,072	952,330	111,285	400,309	54,238	7,255	265	44,040	227,283	32,456	155,267	15,385	2,017,185

						PARENT COMPANY 12.31.2018

		Buildings land		Machinery and	Furniture and			Computers and	Spare part
	Land	improvements	Installations	equipment	fixtures	Vehicles	Aircraft (i)	peripherals	Tooling	Other assets	exchange	Construction in	Total
											pools	progress
Cost
At December 31, 2017	33,983	1,757,520	482,712	1,835,957	182,362	38,930	6,191	501,547	1,785,351	86,050	279,166	27,296	7,017,065
Additions	-	-	-	87,091	4,980	1,605	-	9,973	57,688	4,870	36,632	17,353	220,192
Additions - incorporations	-	-	-	44,134	276	-	3,731	1,116	-	215	-	614	50,086
Disposals	-	(567)	(3,110)	(62,430)	(3,467)	(1,191)	(962)	(15,825)	(5,894)	(89)	-	-	(93,535)
Impairment	-	-	-	(1,103)	-	-	-	-	(9,740)	-	-	-	(10,843)
Reclassifications*	-	40,750	3,000	12,348	(1,114)	(42)	-	4,123	(31)	1,450	(80,229)	(40,231)	(59,976)
Interest on capitalized assets	-	-	-	-	-	-	-	-	-	-	-	17,387	17,387
Translation adjustments	5,823	303,641	83,240	319,633	31,157	6,732	1,280	86,479	308,695	14,459	46,240	4,912	1,212,291
At December 31, 2018	39,806	2,101,344	565,842	2,235,630	214,194	46,034	10,240	587,413	2,136,069	106,955	281,809	27,331	8,352,667

Accumulated depreciation
At December 31, 2017	-	(466,790)	(328,384)	(1,038,739)	(93,217)	(26,629)	(5,470)	(401,822)	(1,007,824)	(32,982)	(72,251)	-	(3,474,108)
Depreciation	-	(47,296)	(7,969)	(100,098)	(6,877)	(2,803)	(1,305)	(30,189)	(152,245)	(44)	(9,602)	-	(358,428)
Depreciation - incorporations	-	-	-	(39,197)	(193)	-	(2,840)	(884)	-	-	-	-	(43,114)
Disposals	-	233	3,110	58,439	2,478	1,184	962	15,477	2,486	-	-	-	84,369
Reclassifications*	-	-	1,235	4,586	-	-	-	-	(7)	(5,814)	-	-	-
Interest on capitalized assets	-	(5,552)	-	-	-	-	-	-	-	-	-	-	(5,552)
Translation adjustments	-	(83,158)	(56,725)	(186,710)	(16,210)	(4,776)	(1,151)	(71,588)	(182,325)	(5,550)	(12,972)	-	(621,165)
At December 31, 2018	-	(602,563)	(388,733)	(1,301,719)	(114,019)	(33,024)	(9,804)	(489,006)	(1,339,915)	(44,390)	(94,825)	-	(4,417,998)

Net
At December 31, 2017	33,983	1,290,730	154,328	797,218	89,145	12,301	721	99,725	777,527	53,068	206,915	27,296	3,542,957
At December 31, 2018	39,806	1,498,781	177,109	933,911	100,175	13,010	436	98,407	796,154	62,565	186,984	27,331	3,934,669

* Non-cash transactions (reclassification within asset groups).

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

15.2     Consolidated

						CONSOLIDATED 03.31.2019

		Buildings land	Installations	Machinery and	Furniture and			Computers and	Spare part			Construction in	Total
	Land	improvements		equipment	fixtures	Vehicles	Aircraft (i)	peripherals	Tooling	Other assets	exchange	progress
											pools
Cost
At December 31, 2018	43,000	2,906,561	628,507	3,767,257	287,590	67,138	295,388	735,940	2,437,243	106,934	2,522,241	363,647	14,161,446
Additions	-	743	-	32,711	622	340	-	4,639	21,757	17,362	54,538	27,622	160,334
Disposals	-	(336)	(110)	(17,688)	(698)	(340)	-	(702)	(22)	-	(15,283)	(119)	(35,298)
Reclassifications*	-	38,642	11,712	21,097	1,735	85	(146,280)	(3,990)	1,855	(8)	(3,815)	(71,128)	(150,095)
Translation adjustments	241	15,878	3,696	14,563	1,339	108	(456)	3,302	14,483	1,514	(4,754)	847	50,761
Discontinued operation	(26,170)	(1,214,636)	(410,564)	(1,975,533)	(127,523)	(24,553)	(82,361)	(321,602)	(1,698,517)	(48,756)	(1,418,395)	(252,533)	(7,601,143)
At March 31,2019	17,071	1,746,852	233,241	1,842,407	163,065	42,778	66,291	417,587	776,799	77,046	1,134,532	68,336	6,586,005

Accumulated depreciation
At December 31, 2018	-	(853,730)	(409,302)	(2,008,369)	(173,499)	(52,658)	(150,172)	(599,233)	(1,439,786)	(44,359)	(817,660)	-	(6,548,768)
Depreciation	-	(17,132)	(2,377)	(32,684)	(2,592)	(711)	(3,168)	(7,694)	(30,269)	(19)	(13,562)	-	(110,208)
Disposals	-	162	58	17,014	516	340	-	671	-	-	5,824	-	24,585
Reclassifications*	-	30	-	(6,219)	-	-	64,824	6,219	-	(30)	-	-	64,824
Interest on capitalized assets	-	(1,524)	-	-	-	-	-	-	-	-	-	-	(1,524)
Translation adjustments	-	(4,964)	(2,358)	(6,622)	(790)	(56)	(80)	(2,790)	(9,216)	(210)	2,579	-	(24,507)
Discontinued operation	-	405,498	308,962	837,233	76,742	18,739	74,209	253,044	1,091,181	(47)	496,934	-	3,562,495
At March 31,2019	-	(471,660)	(105,017)	(1,199,647)	(99,623)	(34,346)	(14,387)	(349,783)	(388,090)	(44,665)	(325,885)	-	(3,033,103)

Net
At December 31, 2018	43,000	2,052,831	219,205	1,758,888	114,091	14,480	145,216	136,707	997,457	62,575	1,704,581	363,647	7,612,678
At March 31,2019	17,071	1,275,192	128,224	642,760	63,442	8,432	51,904	67,804	388,709	32,381	808,647	68,336	3,552,902

						CONSOLIDATED 12.31.2018

		Buildings land	Installations	Machinery and	Furniture and			Computers and	Spare part			Construction in	Total
	Land	improvements		equipment	fixtures	Vehicles	Aircraft (i)	peripherals	Tooling	Other assets	exchange	progress
											pools
Cost
At December 31, 2017	36,710	2,454,014	533,283	3,214,156	248,100	57,955	638,658	629,236	2,053,988	86,244	2,224,945	253,539	12,430,828
Additions	-	5,087	-	107,475	6,662	1,883	35,486	23,635	60,663	4,870	169,257	150,108	565,126
Disposals	-	(42,766)	(4,083)	(138,862)	(7,980)	(1,787)	(962)	(25,276)	(6,044)	(89)	(74,795)	(2,588)	(305,232)
Impairment	-	-	-	(1,103)	-	-	(19,570)	-	(9,740)	-	-	-	(30,413)
Reclassifications*	-	72,046	7,115	32,917	5	(12)	(436,753)	4,348	1,660	1,450	(114,296)	(99,505)	(531,025)
Discontinued operations	-	-	-	-	-	-	-	-	-	-	-	17,385	17,385
Translation adjustments	6,290	418,180	92,192	552,674	40,803	9,099	78,529	103,997	336,716	14,459	317,130	44,708	2,014,777
At December 31, 2018	43,000	2,906,561	628,507	3,767,257	287,590	67,138	295,388	735,940	2,437,243	106,934	2,522,241	363,647	14,161,446

Accumulated depreciation
At December 31, 2017	-	(694,199)	(344,279)	(1,676,312)	(144,170)	(43,882)	(269,177)	(491,133)	(1,090,871)	(32,958)	(680,920)	-	(5,467,901)
Depreciation	-	(73,806)	(10,391)	(169,584)	(10,853)	(3,509)	(32,443)	(41,548)	(175,162)	(44)	(62,815)	-	(580,155)
Disposals	-	41,029	3,781	127,520	5,909	1,721	962	24,622	2,529	-	25,535	-	233,608
Reclassifications*	-	225	1,234	11,814	(4)	-	186,016	(6,838)	(388)	(5,814)	-	-	186,245
Interest on capitalized assets	-	(5,552)	-	-	-	-	-	-	-	-	-	-	(5,552)
Translation adjustments	-	(121,427)	(59,647)	(301,807)	(24,381)	(6,988)	(35,530)	(84,336)	(175,894)	(5,543)	(99,460)	-	(915,013)
At December 31, 2018	-	(853,730)	(409,302)	(2,008,369)	(173,499)	(52,658)	(150,172)	(599,233)	(1,439,786)	(44,359)	(817,660)	-	(6,548,768)

Net
At December 31, 2017	36,710	1,759,815	189,004	1,537,844	103,930	14,073	369,481	138,103	963,117	53,286	1,544,025	253,539	6,962,927
At December 31, 2018	43,000	2,052,831	219,205	1,758,888	114,091	14,480	145,216	136,707	997,457	62,575	1,704,581	363,647	7,612,678

* Non-cash transactions (reclassification within asset groups). Reclassifications in column “aircraft" and "exchange pool program assets" the amount refers to aircraft and recoverable parts transferred to inventory due to sale.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

16              RIGHT OF USE AND LEASE LIABILITIES

		PARENT COMPANY 03.31.2019

	Buildings land	Machinery and	Other assets	Total		Lease Liabilities
	improvements	equipment

At December 31, 2018	-	-	-		-	-
Additions	42,969	62	100		43,131	43,131
Depreciation	(1,616)	(12)	(12)		(1,640)	-
Interest expense	-	-	-		-	958
Payments	-	-	-		-	(2,069)
Translation adjustments	539	2	2		543	330
Discontinued operation	-	(27)	(90)		(117)	(117)
At March 31, 2019	41,892	25	-		41,917	42,233

Current portion						4,992
Non-current portion						37,241

			CONSOLIDATED 03.31.2019

	Buildings land	Machinery and
	improvements	equipment	Vehicles	Other assets	Total	Lease Liabilities

At December 31, 2018	-	-	-	-	-	-
Additions	218,488	354	2,496	196	221,534	221,535
Depreciation	(7,040)	(62)	(365)	(16)	(7,483)	-
Interest expense	-	-	-	-	-	2,481
Payments	-	-	-	-	-	(8,997)
Translation adjustments	2,756	4	28	4	2,792	2,908
Discontinued operation	(20,956)	(109)	(175)	(98)	(21,338)	(21,331)
At March 31, 2019	193,248	187	1,984	86	195,505	196,596

Current portion						25,831
Non-current portion						170,765

Short-term lease expenses totaled R$ 1,061 in the Parent Company and R$ 2,735 in the Consolidated in the period ended March 31, 2019 and R$ 432 and R$ 1,331 in low value leases, respectively, recognized operating expenses in the result of the year.

We present below the average annual depreciation rates weighted by class of right of use.

Weighted
Class of assets	average rate
(%)
03.31.2019
Buildings and improvements	12.9%
Machinery and equipment	69.6%
Vehicles	58.6%
Other assets	31.4%

17              INTANGIBLE ASSETS

Internally developed intangible assets relate to expenditure incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

17.1     Parent Company

			PARENT COMPANY 03.31.2019
	Em braer's Developm ent			External acquisitons

	Com m ercial	Executive Jets	Defe nse and	Other	Softw are	Total
	Aviation		Security
Intangible cost
At December 31, 2018	7,229,404	5,094,344	163,501	13,167	1,180,997	13,681,413
Additions	148,685	50,381	5,287	68	5,964	210,385
Disposals	-	-	-	-	(4,755)	(4,755)
Interest on capitalized assets	5,626	2,100	-	-	-	7,726
Translation adjustments	45,979	30,338	1,100	76	6,763	84,256
Discontinued operation	(7,429,694)	-	-	-	(564,659)	(7,994,353)
At March 31, 2019	-	5,177,163	169,888	13,311	624,310	5,984,672

Am ortization acum ulated
At December 31, 2018	(4,030,829)	(1,912,067)	(120,940)	(5,088)	(751,254)	(6,820,178)
Amortization	(4,895)	(42,128)	(399)	-	(18,295)	(65,717)
Amortization of contribution from suppliers	1,196	12,795	-	-	-	13,991
Disposals	-	-	-	-	4,755	4,755
Interest on capitalized assets	-	(1,563)	-	-	-	(1,563)
Translation adjustments	(23,074)	(11,532)	(698)	(28)	(4,816)	(40,148)
Discontinued operation	4,057,602	-	-	-	280,995	4,338,597
At March 31, 2019	-	(1,954,495)	(122,037)	(5,116)	(488,615)	(2,570,263)

Intangible net
At December 31, 2018	3,198,575	3,182,277	42,561	8,079	429,743	6,861,235
At March 31,2019	-	3,222,668	47,851	8,195	135,695	3,414,409

			PARENT COMPANY 12.31.2018
		Em braer's Developm ent			External acquisitons

	Com m ercial	Executive Jets	Defense and	Other	Software	Other	Total
	Aviation		Security
Intangible cost
At December 31, 2017	5,888,988	4,397,719	106,946	19,074	972,952	(2)	11,385,677
Additions	744,685	148,010	14,472	205	26,629	-	934,001
Contributions from suppliers	(419,045)	-	-	-	-	-	(419,045)
Additions to incorporations	-	-	39,253	-	5,490	-	44,743
Impairment	-	(227,330)	-	-	-	-	(227,330)
Reclassifications	(51)	47	(20,253)	(9,150)	9,154	-	(20,253)
Interest on capitalized assets	26,353	10,035	-	-	-	-	36,388
Translation adjustments	988,474	765,863	23,083	3,038	166,772	2	1,947,232
At December 31, 2018	7,229,404	5,094,344	163,501	13,167	1,180,997	-	13,681,413

Am ortization acum ulated
At December 31, 2017	(3,371,133)	(1,509,729)	(88,226)	(3,874)	(555,221)	2	(5,528,181)
Amortization	(106,350)	(184,188)	(6,405)	(542)	(93,810)	-	(391,295)
Amortization of contribution from suppliers	29,326	51,761	-	-	-	-	81,087
Depreciation of incorporations	-	-	(9,988)	-	(2,716)	-	(12,704)
Disposals	-	-	-	-	1,461	-	1,461
Interest on capitalized assets	(553)	(5,266)	-	-	-	-	(5,819)
Reclassifications	(47)	47	-	-	-	-	-
Translation adjustments	(582,072)	(264,692)	(16,321)	(672)	(100,968)	(2)	(964,727)
At December 31, 2018	(4,030,829)	(1,912,067)	(120,940)	(5,088)	(751,254)	-	(6,820,178)

Intangible net
At December 31, 2017	2,517,855	2,887,990	18,720	15,200	417,731	-	5,857,496
At December 31, 2018	3,198,575	3,182,277	42,561	8,079	429,743	-	6,861,235

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

17.2     Consolidated

				CONSOLIDATED 03.31.2019
	Embraer's Development				External acquisitons

	Commercial	Executive Jets	Defense and	Other	Development	Software	Business	Other	Total
	Aviation		Security				acquisiton
Intangible cost
At December 31, 2018	7,425,585	5,196,800	168,360	13,167	25,111	1,358,361	40,228	264,994	14,492,606
Additions	151,667	50,379	5,287	68	1,298	3,646	-	34,236	246,581
Disposals	-	-	-	-	-	(4,755)	-	-	(4,755)
Interest on capitalized assets	5,626	2,100	-	-	-	-	-	-	7,726
Translation adjustments	47,188	30,921	1,128	76	202	7,743	17	2,215	89,490
Discontinued operation	(7,630,066)	-	-	-	-	(600,094)	-	(175,332)	(8,405,492)
At March 31, 2019	-	5,280,200	174,775	13,311	26,611	764,901	40,245	126,113	6,426,156

Amortization acumulated
At December 31, 2018	(4,083,574)	(1,984,669)	(125,733)	(5,088)	(11,035)	(901,433)	-	(23,609)	(7,135,141)
Amortization	(5,817)	(42,104)	(399)	-	(213)	(19,240)	-	(2,489)	(70,262)
Amortization of contribution from suppliers	1,196	12,795	-	-	-	-	-	-	13,991
Disposals	-	-	-	-	-	4,755	-	-	4,755
Interest on capitalized assets	-	(1,563)	-	-	-	-	-	-	(1,563)
Translation adjustments	(23,389)	(11,967)	(725)	(28)	(76)	(5,742)	-	(189)	(42,116)
Discontinued operation	4,111,584	-	-	-	-	313,908	-	82,497	4,507,989
At March 31, 2019	-	(2,027,508)	(126,857)	(5,116)	(11,324)	(607,752)	-	56,210	(2,722,347)

Intangible net
At December 31, 2018	3,342,011	3,212,131	42,627	8,079	14,076	456,928	40,228	241,385	7,357,465
At March 31, 2019	-	3,252,692	47,918	8,195	15,287	157,149	40,245	182,323	3,703,809

				CONSOLIDATED 12.31.2018
		Embraer's Development				External acquisitons

	Commercial	Executive Jets	Defense and	Other	Development	Software	Business	Other	Total
	Aviation		Security				acquisiton
Intangible cost
At December 31, 2017	6,038,212	4,484,315	111,095	19,074	46,461	1,136,513	39,734	149,058	12,024,462
Additions	764,872	148,970	14,472	205	9,581	29,647	-	92,260	1,060,007
Contributions from suppliers	(419,045)	-	-	-	-	-	-	-	(419,045)
Impairment	-	(227,330)	-	-	-	-	-	-	(227,330)
Disposals	-	-	-	-	-	(12,821)	-	-	(12,821)
Interest on capitalized assets	26,353	10,035	-	-	-	-	-	-	36,388
Reclassifications	(51)	47	19,002	(8,817)	(36,620)	8,821	-	(6,316)	(23,934)
Translation adjustments	1,015,244	780,763	23,791	2,705	5,689	196,201	494	29,992	2,054,879
At December 31, 2018	7,425,585	5,196,800	168,360	13,167	25,111	1,358,361	40,228	264,994	14,492,606

Amortization acumulated
At December 31, 2017	(3,414,183)	(1,567,142)	(92,316)	(3,874)	(22,501)	(683,995)	-	(13,314)	(5,797,325)
Amortization	(108,548)	(189,254)	(6,419)	(542)	(3,168)	(102,446)	-	(4,297)	(414,674)
Amortization of contribution from suppliers	29,326	51,761	-	-	-	-	-	-	81,087
Disposals	-	-	-	-	-	8,334	-	-	8,334
Interest on capitalized assets	(553)	(5,266)	-	-	-	-	-	-	(5,819)
Reclassifications	(41)	47	(9,988)	-	17,525	-	-	(3,862)	3,681
Translation adjustments	(589,575)	(274,815)	(17,010)	(672)	(2,891)	(123,326)	-	(2,136)	(1,010,425)
At December 31, 2018	(4,083,574)	(1,984,669)	(125,733)	(5,088)	(11,035)	(901,433)	-	(23,609)	(7,135,141)

Intangible net
At December 31, 2017	2,624,029	2,917,173	18,779	15,200	23,960	452,518	39,734	135,744	6,227,137
At December 31, 2018	3,342,011	3,212,131	42,627	8,079	14,076	456,928	40,228	241,385	7,357,465

18     IMPAIRMENT TEST

Management reviewed the internal and external indicators for March 31, 2019 and identified that the Company's market value, based on the quotation of the outstanding shares on B3 and NYSE, is lower than the shareholders' equity value, however, no impairment losses were recognized in the period as the long-term assumptions and projections of discounted cash flow used as of December 31, 2018 in relation to the first quarter of 2019 performed as projected for the year and there are no evidences that the future projections should be reviewed, not indicating any additional losses to those recognized as of December 31, 2018. In addition, approximately 50% of tangible and intangible assets amounts refers to the discontinued operation and as disclosed in Note 4, there were no impairment losses recognized in the group of assets and liabilities held for sale, as required by IFRS 5/CPC 31.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

19              TRADE ACCOUNTS PAYABLE

	Parent Com pany		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Foreign suppliers	430,749	1,124,434	943,645	2,223,981
Risk partners (i)	68,700	775,895	68,700	775,895
Domestic suppliers	70,999	273,406	161,216	456,938
Subsidiaries	99,005	564,900	-	-
	669,453	2,738,635	1,173,561	3,456,814

(i)     The Company's risk-sharing suppliers/partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior components, and fuselage parts. Certain contracts between the Company and these risk-sharing suppliers/partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery. Once the risk-sharing suppliers/partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk-sharing suppliers/partners. Outstanding transactions related to Commercial Aviation were reclassified to liabilities held for sale (Note 4).

20              LOANS AND FINANCING

20.1     Parent Company

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity	03.31.2019	12.31.2018
Other currencies:
W orking Capital	US$	5,05% a 6,38%	5,14% a 6,74%	2027	-	10,736,671
					-	10,736,671
In local currency:

Project development	R$	3.50%	3.50%	2023	241,031	961,085
		TJLP + 1,92% a 5,00%	TJLP + 1,92% a 5,00%	2022
Credit Note for Exportation	R$	11.00%	11.00%	2019	20,438	149,192
					261,469	1,110,277
Total					261,469	11,846,948
Current portion					104,093	596,392
Non-current					157,376	11,250,556

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

20.2     Consolidated

			Effective
	Currency	interest rate - %	interest rate - %	Maturity	03.31.2019	12.31.2018

Other currencies:
		5,05% a 6,38%	5,05% a 7,42%	2027	-	11,398,701
	US$	4.00%	4.00%	2020	28,807	480,972
Working capital		Libor 3M + 2,60%	Libor 3M + 2,60%	2027	-	851,654
	Euro	1,00% a 3,37%	1,00% a 3,37%	2026	-	76,116

		1.67%	1.67%	2035
Property, plant and equipment	US$				193,083	216,345
		Libor 1M + 2,44% a 2,5%	Libor 1M + 2,44% a 2,5%	2037
					221,890	13,023,788
In local currency:
	R$	0.04	0.04	2023
Project development					241,031	961,085
		TJLP + 1,92% a 5,00%	TJLP + 1,92% a 5,00%	2022
Credit Note for Exportation	R$	11.00%	11.00%	2019	20,438	149,192

Total					483,359	14,134,065
Current portion
Non-current					141,700	694,699
					341,659	13,439,366

(i)               Issuance of Bonds:

The issuances of Bonds comprise the group of liabilities held for sale in the Individual and consolidated as from March 31, 2019, pursuant to Note 4. The paragraphs below detail the issuances made by the Company and outstanding in the current financial position.

In October 2009, Embraer Overseas Limited issued US$ 500,000 thousand in guaranteed notes at 6.375% p.a., due on January 15, 2020. The operations are fully and unconditionally guaranteed by the Parent Company. Because Embraer Overseas Limited is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations, the transactions made by it are presented as third-party transactions on the Parent Company Financial Statements.

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for "New Notes" maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$ 146,399 of the aggregate principal of existing notes and US$ 337,168 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540,518 in principal at a rate of 5.696% p.a., maturing on September 16, 2023. The operations are fully and unconditionally guaranteed by the Parent Company.

In June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500,000 at a rate of 5.15% p.a.

In June 2015, the Company´s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 1,000,000 in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the SEC. This operation is fully and unconditionally guaranteed by the Parent Company. Because Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations, the transactions made by it are presented as third-party transactions in the Parent Company Financial Statements.

In February 2017, Embraer Netherlands Finance B.V., Embraer S.A. subsidiary, issued an offering registered with the SEC of US$ 750,000 with a nominal interest rate of 5.40% p.a. maturing February 1, 2027. The operations are fully and unconditionally guaranteed by the Parent Company. Because Embraer Netherlands Finance B.V. is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations, the transactions made by it are presented as third-party transactions in the Parent Company Financial Statements.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

On March 31, 2019, the changes in financing were as follows:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Begginning	11,846,948	11,968,956	14,134,065	13,888,790
Principal addition	609,665	48,693	609,422	438,197
Interest addition	220,203	752,017	228,271	796,782
Principal payment	(815,814)	(1,852,910)	(888,709)	(2,219,084)
Interest payment	(202,393)	(714,120)	(204,037)	(777,414)
Foreing exchange	56,738	1,644,312	99,018	2,006,794
Discontinued operation	(11,453,878)	-	(13,494,671)
Total	261,469	11,846,948	483,359	14,134,065

On March 31, 2019, the maturities in financing and the long-term composition were as follows:

	Parent Company	Consolidated

2020	33,891	40,146
2021	45,188	109,719
2022	45,110	47,232
2023	33,187	35,424
After 2022	-	109,138
	157,376	341,659

20.3     Interest and guarantees

On March 31, 2019, loans denominated in US dollars (45.9% of the total) are mainly subject to fixed interest rates. The weighted average rate was 3.17% p.a. (5.27% p.a. on December 31, 2018).

On March 31, 2019, loans denominated in Reais (54.1% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate ("TJLP") and CDI. The weighted average rate was 2.50% p.a. (2.47% p.a. on December 31, 2018).

Part of the Parent Company financing, including loans and financing reclassified to liabilities held for sale (Note 4), is secured by property, machinery, equipment, and bank guarantees totaling R$488,777. With respect to the subsidiaries' financing, the guarantees are surety or consent of the Parent Company, with a total of R$ 238,056 on March 31, 2019 (R$ 314,671 on December 31, 2018).

20.4     Restrictive Clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on financing, and transactions with affiliated companies.

As of March 31, 2019, the Company and subsidiaries were in compliance with all the restrictive clauses, according with contracts clauses.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

21              OTHER PAYABLES

	Parent Com pany		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Provision related to payroll (i)	103,554	245,855	212,188	359,761
Other accounts payable (ii)	83,497	147,789	147,903	465,165
Provision employee profit sharing	62,634	108,873	84,763	132,935
Comissions	42,413	42,184	42,413	42,184
Long-term incentive (iii)	22,054	28,806	31,300	65,531
Contractual obligations (iv)	24,103	67,510	24,103	67,732
Insurance	14,314	24,189	16,012	2,775
Mutual with jointly controlled operation	-	-	-	89,979
Brazilian Air Force	3,515	2,291	3,515	2,291
	356,084	667,497	562,197	1,228,353

Current portion	338,806	572,649	530,825	1,117,357
Non-current portion	17,278	94,848	31,372	110,996

(i)     Refers to employee related obligations recorded in the financial statements.

(ii)    Represents a provision for expenses already incurred as of the reporting date and for which payments are made during the following month.

(iii)  Refers to the Long-Term Incentive (ILP) granted to Company employees in the form of phantom shares, as described in Note 28 – Share-based Remuneration.

(iv)  Represent commitment assumed contractually on the sale of new aircraft.

22              TAXES AND PAYROLL CHARGES PAYABLE

	Parent com pany		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
INSS (social security contribution) (i)	394,661	391,508	401,538	407,453
IRRF (Income tax withholding income tax)	13,432	39,582	17,676	45,647
PIS and COFINS (ii)	631	1,796	2,667	6,381
Installment of taxes	6,621	4,406	6,621	4,406
IPI (Manufacturing tax)	1,496	1,257	1,628	1,257
FGTS (Government Employee Severance Indemnity Fund)	5,235	13	5,736	717
Others	5,181	6,855	19,147	24,776
	427,257	445,417	455,013	490,637

Current portion	199,542	219,977	227,298	265,009
Non-current portion	227,715	225,440	227,715	225,628

The Company is challenging, through both administrative and judicial proceedings, the constitutionality of the tax calculation base and its expansion, as well as the rate increase of certain taxes, social contributions, and charges, with the aim of ensuring its right to withhold payment or recover amounts paid in previous years.

By means of such administrative and judicial proceedings, the Company has obtained injunctions and similar measures to suspend payment or offset payment of taxes and social contributions and charges. Provisions have been recorded for taxes not paid, as a result of preliminary legal decisions, and are updated based on the SELIC interest rate, pending a final and definitive decision. In some cases, the Company maintains judicial deposit for the continuity of the judicial proceedings.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

(i)   Corresponds substantially to:

•

The increase in the work-related accident insurance ("SAT") rate. The Company is challenging the legality of the levy and absence of technical criteria for such rate since 1995. The amount involved is R$ 185,728 on March 31, 2019 (R$ 184,727 on December 31, 2018).

•

Additionally, in February 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments.  In October 2015 the Company obtained partial success in the dispute in relation to the employer's portion of the Social Security on the paid notice, and therefore reduced the amount of the provision by R$ 8,178. The partial success was ratified in November 2017. Currently, the remaining amount involved in the dispute in respect of the notice established in the collective agreement is R$ 40,079 on March 31, 2019 (R$ 38,694 on December 31, 2018) in the Parent Company and R$ 40,269 on March 31, 2019 (R$ 38,882 on December 31, 2018) in the Consolidated.

•

The Company obtained an injunction guaranteeing the right to not collect social security contributions according to the system established by Law 13,670 / 2018 in 2018 (maintenance of the Social Security Contribution on Gross Revenue - CPRB until 12/31/2018). The amount involved in the discussion is R$ 121,094 on March 31, 2019 (R$ 122,524 on December 31, 2018).

(ii)      Refers to:

•

Contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law 11,941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

With respect to the litigation issues mentioned above, the remaining provisions will be kept until there is a final outcome and no further appeals can be made.

23              INCOME TAXES

As the tax basis for the majority of the Company's assets and liabilities is maintained in Reais and the accounting basis is measured in US dollars (the functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Based on the expectation of future taxable income, the Company recorded deferred tax assets on tax losses carryforwards.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions, and disputed taxes will be realized as such proceedings are concluded.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

23.1     Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Differences between basis: account x tax	122.877	99.343	53.192	79.374
Provision Gain not realized	93.413	88.020	93.413	88.020
Tax loss carryforwards	56.885	-	56.888	1.999
Effect of differences by fixed asset	28.318	43.096	28.442	29.156
Temporarily non-deductible provisions	252.874	173.761	220.916	153.807
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(1.253.318)	(1.213.416)	(1.253.319)	(1.253.049)
Deferred tax assets (liabilities), net	(698.951)	(809.196)	(800.468)	(900.693)

Total deferred tax asset	-	-	46.227	83.573
Total deferred tax liability	(698.951)	(809.196)	(846.695)	(984.266)

The changes in deferred taxes that affected profit or loss were as follows:

		Parent Company			Consolidated
	From the	Other		From the	Other
	statement of	comprehensive		statement of	comprehensive
	income	income	Total	income	income	Total

At December 31, 2017	(473,720)	(330,761)	(804,481)	(468,486)	(340,560)	(809,046)

Temporarily non-deductible provisions	394,027	-	394,027	405,408	-	405,408
Tax loss carryforwards	-	-	-	(12,783)	-	(12,783)
Difference between tax basis (real) and functional currency measurement basis (US dollar)	(552,897)	-	(552,897)	(571,639)	-	(571,639)
Provision gain not realized	37,188	-	37,188	37,188	-	37,188
Effect of differences by fixed asset	58,983	-	58,983	55,940	-	55,940
Differences between basis: account x tax	243,365	(185,381)	57,984	182,149	(187,910)	(5,761)

At December 31, 2018	(293,054)	(516,142)	(809,196)	(372,223)	(528,470)	(900,693)
Temporarily non-deductible provisions	79,114	-	79,114	84,079	-	84,079
Tax loss carryforwards	56,885	-	56,885	59,817	-	59,817
Difference between tax basis (real) and functional currency measurement basis (US dollar)	(39,902)	-	(39,902)	(39,835)	-	(39,835)
Provision gain not realized	5,394	-	5,394	5,394	-	5,394
Effect of differences by fixed asset	(14,778)	-	(14,778)	(15,057)	-	(15,057)
Differences between basis: account x tax	23,719	(187)	23,532	(25,287)	(1,069)	(26,356)
Discontinued operation	-	-	-	7,421	24,762	32,183
At March 31, 2019	(182,622)	(516,329)	(698,951)	(295,691)	(504,777)	(800,468)

23.2     Reconciliation of tax expense

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
Profit before taxation	(107,636)	(156,107)	(38,437)	(136,662)
Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	36,596	53,076	13,069	46,465
Tax on profits of overseas subsidiaries	-	(9,880)	(43)	(9,880)
Diff between tax basis (real) and functional currency measurement basis (US dollar)	(39,902)	(25,582)	(39,902)	(25,582)
Research and development tax incentives	-	-	-	2,409
Interest on own capital	-	4,988	-	4,988
Translation effects for investments	-	-	-	-
Translation effects	32,151	14,140	40,801	14,934
Equity in the earnings of subsidiaries	25,883	23,523	(44)	(333)
Fiscal credits (recognized and non recognized) and tax rate	-	-	(10,973)	1,890
Tax rate diference	-	-	(21,515)	2,676
Income tax and social contribution income (expense) benefit as reported	-	-	27,631	7,830
Other	26,378	16,284	(1,100)	6,524
Discontinued operation	11,135	7,180	20,024	19,245
	55,645	30,653	14,879	24,701
Income tax and social contribution income (expense) benefit as reported	92,241	83,729	27,948	71,166

Income tax and social contribution current (expense) benefit as reported	(18,191)	3,452	(48,584)	(12,275)
Income tax and social contribution income (expense) benefit as reported	110,432	80,277	76,532	83,441

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

24              FINANCIAL GUARANTEES AND RESIDUAL VALUE GUARANTEES

	Parent Com pany		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Financial guarantee of residual value	-	485,982	-	485,982
Accounts payable	-	-	-	58,059
Financial guarantee	-	45,086	-	45,086
	-	531,068	-	589,127

Current portion	-	139,448	-	197,507
Non-current portion	-	391,620	-	391,620

The activity on financial guarantees and residual guarantees is shown below:

24.1     Parent Company

	Financial	Financial
	guarantee	guarantee of	Total
		residual value
At December 31, 2017	56,897	360,345	417,242
Market value adjustment	-	65,819	65,819
Guarantee amortization	(20,335)	-	(20,335)
Translation adjustments	8,524	59,818	68,342
At December 31, 2018	45,086	485,982	531,068
Market value adjustment	-	(31,430)	(31,430)
Guarantee amortization	(1,444)	-	(1,444)
Translation adjustments	236	2,337	2,573
Discontinued operation	(43,878)	(456,889)	(500,767)
At March 31, 2019	-	-	-

24.2     Consolidated

	Financial	Financial	Accounts
	guarantee	guarantee of	payable	Total
		residual value	(i)
At December 31, 2017	56,897	360,345	101,601	518,843
Interest additions	-	-	4,997	4,997
Disposals	-	-	(61,665)	(61,665)
Market value adjustment	-	65,819	-	65,819
Guarantee amortization	(20,335)	-	-	(20,335)
Translation adjustments	8,524	59,818	13,126	81,468
At December 31, 2018	45,086	485,982	58,059	589,127
Interest additions	-	-	870	870
Disposals	-	-	(16,785)	(16,785)
Market value adjustment	-	(31,430)	-	(31,430)
Guarantee amortization	(1,444)	-	-	(1,444)
Translation adjustments	236	2,337	(193)	2,380
Discontinued operation	(43,878)	(456,889)	(41,951)	(542,718)
At March 31, 2019	-	-	-	-

All financial guarantees and residual value guarantees granted by the Company refer to the Commercial Aviation and comprise the group of liabilities held for sale in the statement of financial position and discontinued operation in the statement of income for the year ended March 31, 2019. See Note 4.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

25              PROVISIONS AND CONTINGENT LIABILITIES

25.1     Provisions

	Parent Com pany		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Product warranty (i)	152,656	204,199	296,455	379,804
Provisions for labor, taxes and civil (ii)	186,607	203,355	209,652	226,194
Post retirement benefits	37,251	101,152	43,975	122,717
Taxes	134,300	118,752	137,147	121,596
Environmental provision	1,017	7,589	1,017	9,131
Loss provision investments (iii)	-	408,221	-	-
Other	98,022	116,099	62,255	79,973
	609,853	1,159,367	750,501	939,415

Current portion	369,972	411,930	390,161	453,015
Non-current portion	239,881	747,437	360,340	486,400

(i)       Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.

(ii)     Provisions for labor, tax or civil contingencies, as shown in the table below Note 25.1.1.

(iii)    Refers to provision for losses on investments relating to subsidiaries which have a net capital deficiency.

Change in provision:

Parent Company

					Environmental Loss provision
	Product	Post retirement	Provisions labor,	Taxes			Others	Total
	warranties	benefits	taxes and civil		provision	investments
At December 31, 2017	206,707	98,086	159,326	131,597	4,872	233,454	43,922	877,964
Additions	64,675	-	92,939	82,857	4,600	134,766	64,740	444,577
Interest	-	9,809	19,027	-	-	-	-	28,836
Disposals	(55,692)	(6,683)	(23,549)	(95,702)	(1,883)	-	-	(183,509)
Reversals	(28,994)	-	(44,388)	-	-	-	-	(73,382)
Translation adjustments	17,503	(60)	-	-	-	40,001	7,437	64,881
At December 31, 2018	204,199	101,152	203,355	118,752	7,589	408,221	116,099	1,159,367
Additions	14,152	-	3,270	33,558	-	134,766	-	185,746
Interest	-	2,322	4,603	-	-	-	-	6,925
Disposals	(18,304)	-	(19,717)	(18,010)	(200)	-	(11,881)	(68,112)
Reversals	(11,561)	-	(4,904)	-	-	-	-	(16,465)
Translation adjustments	(3,121)	-	-	-	-	(55,148)	(6,196)	(64,465)
Discontinued operation	(32,709)	(66,223)	-	-	(6,372)	(487,839)	-	(593,143)
At March 31,2019	152,656	37,251	186,607	134,300	1,017	-	98,022	609,853

			Consolidated

	Product	Post retirement	Provisions labor,	Taxes	Environmental	Others	Total
	warranties	benefits	taxes and civil		provision
At December 31, 2017	334,597	119,385	179,159	138,327	6,030	83,168	860,666
Additions	141,806	2,341	95,420	83,378	6,132	405	329,482
Interest	-	10,549	19,869	-	-	-	30,418
Disposals	(90,937)	(8,878)	(24,554)	(100,109)	(2,857)	-	(227,335)
Reversals	(46,032)	(831)	(45,674)	-	-	-	(92,537)
Translation adjustments	40,370	151	1,974	-	(174)	(3,600)	38,721
At December 31, 2018	379,804	122,717	226,194	121,596	9,131	79,973	939,415
Additions	21,239	756	3,644	34,602	-	-	60,241
Interest	-	2,486	4,759	-	-	-	7,245
Disposals	(21,821)	-	(19,925)	(18,150)	(350)	(5,502)	(65,748)
Reversals	(28,455)	-	(4,802)	-	-	-	(33,257)
Translation adjustments	(2,660)	77	(218)	-	4	(528)	(3,325)
Discontinued operation	(51,652)	(82,061)	-	(901)	(7,768)	(11,688)	(154,070)
At March 31,2019	296,455	43,975	209,652	137,147	1,017	62,255	750,501

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

25.1.1    Labor, tax, and civil provisions

	Parent Com pany		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Tax relate d
Income tax (i)	36,055	35,569	36,055	35,569
Social integration program and Social security financing contribution	20,735	20,514	20,735	20,514
Social security contributions (ii)	9,379	9,340	9,379	9,340
Import taxes (iii)	3,114	3,100	3,114	3,100
FUNDAF	-	-	532	474
Others	-	-	905	902
Total Tax related	69,283	68,523	70,720	69,899
Labor related
Plurimas 461/1379 (iv)	26,596	38,594	26,596	38,594
Reintegration (v)	16,899	25,772	17,960	27,189
Overtime (vi)	20,417	23,366	20,417	23,366
Dangerousness (vii)	2,941	3,948	2,941	3,948
Indemnity (vii)	12,398	11,768	12,928	11,924
Third parties	1,760	1,820	1,900	1,924
Others	34,836	28,116	54,704	47,893
Total Labor related	115,847	133,384	137,446	154,838
Civil related
Indemnity (ix)	1,477	1,448	1,486	1,457
TotalCivil related	1,477	1,448	1,486	1,457
	186,607	203,355	209,652	226,194

Current portion	66,137	79,053	67,317	80,065
Non-current portion	120,470	124,302	142,335	146,129

(i)	The Company has obtained an injunction to suspend collection of withholding tax related to values transferred overseas.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the second court level.
(iii)

Deficiency and Penalty Notices issued against the Company involving the drawback regime, disputing possible differences in relation to the tax classification of certain products and is at the analysis stage in the Federal Supreme Court - STJ (Supremo Tribunal de Justiça).

(iv)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(v)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(vi)	Requests for payment of alleged differences in relation to overtime.
(vii)	Requests that seek recognition of hazardous activity.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company's accounting policy and the amounts shown here represent the estimated amounts that the Company's legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

25.2 Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company's accounting policy, in the opinion of the Company's legal department, supported by its external counsel. When the contingent liability arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The Company's main contingent liabilities are listed below:

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

•         The Company has a legal discussion related to the ISSQN rate in the amount of R$ 222,505 on March 31, 2019 (R$ 216,834 on December 31, 2018).

•         The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to R$ 76.4 on March 31, 2018 (R$ 60,000 on December 31, 2018).

•         The Company has contingent liabilities amounting to R$ 106,353 on March 31, 2019, related to labor claim (R$ 141,032 on December 31, 2018).

25.3 SEC/DOJ and Brazilian public prosecutor’s investigations

•     In October 2016, the Company finalized definitive agreements with the United States and Brazilian authorities for the settlement of allegations for non-compliance with anti-corruption laws in the US and certain Brazilian laws.

Under the final agreements with the DOJ (Department of Justice) and the SEC (Securities and Exchange Commission), the Company assumed the following main obligations:

•

Payment of US$ 98.2 million to the SEC (of which US$ 20.0 million or R$ 64.0 million due to the Brazilian Securities and Exchange Commission (CVM or Comissão de Valores Mobiliários) and the Brazilian Federal Public Prosecutor’s Office (MPF or Ministério Público Federal) under the term of undertaking (TCAC or Termo de Compromisso de Ajuste de Conduta), as disgorgement of profits.

•

Payment of US$ 107.3 million to the DOJ as a penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA (Foreign Corrupt Practices Act) and one count of violating the internal controls provisions of the FCPA.

•

Under an agreement with the DOJ on conditional deferral of the Deferred Prosecution Agreement ("DPA") against the Company, it agreed that liability for the recognized facts will be deferred for 03 (three) years,  after which period the charges will be dismissed if the Company does not violate the terms of the DPA.; and

•	To contract external and independent monitoring for a period of 03 (three) years.

In February 2017, the United States authorities appointed a monitor as required under the above-mentioned definitive agreements with the United States authorities. As expected, the monitor annually presents reports containing certain observations and recommendations to further improve the Company's compliance program, including the review or creation of anti-corruption and compliance related policies and procedures.

As a consequence of the definitive agreements with the United States and Brazilian authorities, Embraer and the Attorney General’s Office of the Dominican Republic executed a collaboration agreement on July 28, 2018. Under the terms of the agreement, the Company undertook to cooperate with the investigation of facts related to the transaction occurred in that country and paid US$ 7.04 million to the Dominican State.

Related proceedings and other developments are ongoing and could result in additional fines that may be substantial and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis for estimating accruals or quantifying possible contingencies related to these matters.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

•     Class Action: In August 2016, a putative securities class action was filed in a US court against the Company and certain of its former and current executives. In March 30, 2018, the court judged the motion to dismiss in favor of the Company and there was no appeal against this decision, thus the lawsuit was closed.

26              FINANCIAL INSTRUMENTS

26.1     Financial instruments by category

26.1.1    Parent company

			03.31.2019

			Fair value through	Fair value
	Note	Am ortised cost	other	through profit or	Total
			com prehensive	loss
			incom e
Assets
Cash and cash equivalents	5	996,827	-	-	996,827
Accounts receivable from subsidiaries		571,003	-	-	571,003
Financial investments	6	-	38,620	3,064,501	3,103,121
Trade accounts receivable, net	7	266,199	-	-	266,199
Contract assets		530,372	-	-	530,372
Derivative financial instruments	8	-	-	5,958	5,958
Other Assets		139,295	-	-	139,295
		2,503,696	38,620	3,070,459	5,612,775
Liabilities
Loans and financing	20	261,469	-	-	261,469
Lease liability	16	42,233	-	-	42,233
Trade accounts payable and others liabilities		1,067,770	-	-	1,067,770
Derivative financial instruments	8	-	-	9,726	9,726
		1,371,472	-	9,726	1,381,198

			12.31.2018

			Fair value through	Fair value
	Note	Am ortised cost	other	through profit or	Total
			com prehensive	loss
			incom e
Assets
Cash and cash equivalents	5	3,087,879	-	-	3,087,879
Accounts receivable from subsidiaries		912,856			912,856
Financial investments	6	189,278	926,523	4,744,449	5,860,250
Guarantee deposits	10	1,253,823	-	-	1,253,823
Contract assets		378,275	-	-	378,275
Trade accounts receivable, net	7	428,612	-	-	428,612
Derivative financial instruments	8	-	-	36,018	36,018
Other assets		158,854	-	-	158,854
		6,409,577	926,523	4,780,467	12,116,567
Liabilities
Loans and financing	20	11,846,948	-	-	11,846,948
Trade accounts payable and others liabilities		4,318,110	-	-	4,318,110
Financial guarantee and of residual value	24	-	-	485,982	485,982
Derivative financial instruments	8	-	-	30,527	30,527
		16,165,058	-	516,509	16,681,567

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

26.1.3                                                                       Consolidated

			03.31.2019

			Fair value through	Fair value
	Note	Am ortised cost	other	through profit or	Total
			com prehensive	loss
			incom e
Assets
Cash and cash equivalents	5	2,261,478	-	-	2,261,478
Financial investments	6	-	124,495	3,307,146	3,431,641
Guarantee deposits	10	1,567	-	-	1,567
Collateralized accounts receivable		101,092	-	-	101,092
Contract assets		1,653,050	-	-	1,653,050
Trade accounts receivable, net	7	792,074	-	-	792,074
Derivative financial instruments	8	-	-	7,053	7,053
Other assets		143,204	-	-	143,204
		4,952,465	124,495	3,314,199	8,391,159
Liabilities
Loans and financing	20	483,359	-	-	483,359
Lease liability	16	196,596	-	-	196,596
Trade accounts payable and others liabilities		2,002,074	-	-	2,002,074
Derivative financial instruments	8	-	-	10,747	10,747
		2,682,029	-	10,747	2,692,776

			12.31.2018

			Fair value through	Fair value
	Note	Am ortised cost	other	through profit or	Total
			com prehensive	loss
			incom e
Assets
Cash and cash equivalents	5	4,963,041	-	-	4,963,041
Financial investments	6	189,278	1,967,332	5,309,606	7,466,216
Guarantee deposits	10	1,354,828	-	-	1,354,828
Collateralized accounts receivable	9	913,687	-	-	913,687
Contract assets		1,387,086	-	-	1,387,086
Trade accounts receivable, net	7	1,232,276	-	-	1,232,276
Customer and commercial financing		45,672	-	-	45,672
Derivative financial instruments	8	-	-	37,114	37,114
Other assets		256,555	-	-	256,555
		10,342,423	1,967,332	5,346,720	17,656,475
Liabilities
Loans and financing	20	14,134,065	-	-	14,134,065
Trade accounts payable and others liabilities		6,007,915	-	-	6,007,915
Financial guarantee and of residual value	24	58,059	-	485,982	544,041
Derivative financial instruments	8	-	-	31,194	31,194
		20,200,039	-	517,176	20,717,215

26.2      Fair value of financial instruments

The fair value of the Company's financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The carrying amounts of cash, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

Financial investments – The fair value of securities measured at amortized cost is estimated by the discounted cash flow methodology. For investments in corporate bonds, the unit price on the last trading day at the end of the reporting period is multiplied by the amount invested.

Loans and financing – The fair value of bonds is the unit price on the last trading day at the end of the reporting period multiplied by the quantity issued. For other loans and financing, fair value is based on the amount of contractual cash flows and the discount rate used is based on the rate for contracting of a new transaction in similar conditions or in the lack thereof, on the future curve for the flow of each obligation.

The Company considers "fair value" to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. The three Levels of the fair value hierarchy are as follows:

  Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

  Level 2 - pricing inputs other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

  Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management's best estimate of fair value. At each reporting date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. Changes in the fair value of financial instruments classified as Level 3 are recognized in profit or loss for the year as finance income (expenses), net.

The following table lists the Company's financial assets and liabilities by level within the fair value hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. On March 31, 2019, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

26.2.1        Parent Company

				03.31.2019

					Fair value of the
		Level 2	Level 3	Total	other financial	Fair value	Book value
					instruments

Assets
Cash and cash equivalents	5	-	-	-	996,827	996,827	996,827
Accounts receivable from subsidiaries		-	-	-	571,003	571,003	571,003
Financial investments	6	3,102,362	759	3,103,121	-	3,103,121	3,103,121
Contract assets		-	-	-	530,372	530,372	530,372
Trade accounts receivable, net	7	-	-	-	266,199	266,199	266,199
Derivative financial instruments	8	5,958	-	5,958	-	5,958	5,958
Other assets		-	-	-	139,295	139,295	139,295
		3,108,320	759	3,109,079	2,503,696	5,612,775	5,612,775
Liabilities
Loans and financing	20	-	-	-	261,469	226,565	261,469
Lease liability	16	-	-	-	42,233	42,233	42,233
Trade accounts payable and others liabilities		-	-	-	1,067,770	1,067,770	1,067,770
Derivative financial instruments	8	9,726	-	9,726	-	9,726	9,726
		9,726	-	9,726	1,371,472	1,346,294	1,381,198

				12.31.2018
					Fair value of the
		Level 2	Level 3	Total	other financial	Fair Value	Book value
					instruments
Assets
Cash and cash equivalents	5
		-	-	-	3,087,879	3,087,879	3,087,879
Accounts receivable from subsidiaries		-	-	-	912,856	912,856	912,856
Financial investments	6	5,670,213	759	5,670,972	189,278	5,857,312	5,860,250
Contract assets		-	-	-	378,275	378,275	378,275
Guarantee Deposits	10	-	-	-	1,253,823	1,253,823	1,253,823
Trade accounts receivable, net	7	-	-	-	428,612	428,612	428,612
Derivative financial instruments	8	36,018	-	36,018	-	36,018	36,018
Other assets		-	-	-	158,854	158,854	158,854
		5,706,231	759	5,706,990	6,409,577	12,113,629	12,116,567
Liabilities
Loans and financing	20	-	-	-	11,846,948	11,798,950	11,846,948
Trade accounts payable and others liabilities		-	-	-	4,318,110	4,318,110	4,318,110
Financial guarantee and of residual value	24	-	485,982	485,982	-	485,982	485,982
Derivative financial instruments	8	30,527	-	30,527	-	30,527	30,527
		30,527	485,982	516,509	16,165,058	16,633,569	16,681,567

	Fair value of financial instruments
	measurement using significant
	unobservable im puts (Level 3)
	Assets	Liabilities
At 12.31.2017	759	360,345
Market value	-	65,819
Translation adjustments	-	59,818
At 12.31.2018	759	485,982
Market value	-	(31,430)
Exchange variation		2,337
Descontinued operation		(456,889)
At 03.31.2019	759	-

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

26.2.2        Consolidated

				03.31.2019
					Fair value of the
		Level 2	Level 3	Total	other financial	Fair value	Book value
					instruments
Assets
Cash and cash equivalents	5	-	-	-	2,261,478	2,261,413	2,261,478
Financial investments	6	3,188,237	243,404	3,431,641	-	3,431,641	3,431,641
Guarantee deposits	10	-	-	-	1,567	1,567	1,567
Collateralized accounts receivable		-	-	-	101,092	101,092	101,092
Contract assets		-	-	-	1,653,050	1,653,050	1,653,050
Trade accounts receivable, net	7	-	-	-	792,074	792,074	792,074
Derivative financial instruments	8	7,053	-	7,053	-	7,053	7,053
Other assets		-	-	-	143,204	143,204	143,204
		3,195,290	243,404	3,438,694	4,952,465	8,391,094	8,391,159
Liabilities
Loans and financing	20	-	-	-	483,359	454,158	483,359
Lease liability		-	-	-	196,596	196,596	196,596
Trade accounts payable and others liabilities		-		-	2,002,074	2,002,074	2,002,074
Derivative financial instruments	8	10,747	-	10,747	-	10,747	10,747
		10,747	-	10,747	2,682,029	2,663,575	2,692,776

				12.31.2018
					Fair value of the
		Level 2	Level 3	Total	other financial	Fair Value	Book Value
					instruments
Assets
Cash and cash equivalents	5	-	-	-	4,963,041	4,963,041	4,963,041
Financial investments	6	7,044,841	232,097	7,276,938	189,278	7,463,284	7,466,216
Guarantee Deposits	10	-	-	-	1,354,828	1,354,828	1,354,828
Collateralized accounts receivable		-	-	-	913,687	913,687	913,687
Contract assets		-	-	-	1,387,086	1,387,086	1,387,086
Trade accounts receivable, net	7	-	-	-	1,232,276	1,232,276	1,232,276
Customer and commercial financing	9	-	-	-	45,672	45,672	45,672
Derivative financial instruments	8	37,114	-	37,114	-	37,114	37,114
Other assets		-	-	-	256,555	256,555	256,555
		7,081,955	232,097	7,314,052	10,342,423	17,653,543	17,656,475
Liabilities
Loans and financing	20	-	-	-	14,134,065	14,556,949	14,134,065
Trade accounts payable and others liabilities		-	-	-	6,007,915	6,007,915	6,007,915
Financial guarantee and of residual value	24	-	485,982	485,982	58,059	544,041	544,041
Derivative financial instruments	8	31,194	-	31,194	-	31,194	31,194
		31,194	485,982	517,176	20,200,039	21,140,099	20,717,215

	Fair value of financial instruments
	m easurement using significant
	unobservable imputs (Level 3)

	Assets	Liabilities
At 12.31.2017	197,365	360,345
Adding Shares	5,236	-
Disposal Claim	(2,003)	-
Market value	3,729	65,819
Translation adjustments	-	59,818
Exchange variation	27,770	-
At 12.31.2018	232,097	485,982
Adding Shares	8,791	-
Market value	-	(31,430)
Translation adjustments	2,516	2,337
Descontinued operation	-	(456,889)
At 03.31.2019	243,404	-

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

26.3   Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of identifying the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company's risk management policy is part of the financial management policy established by the Executive Directors and approved by the Board of Directors and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there are no offsetting elements in the Company's operations and when it is considered necessary to support the corporate strategy. The Company's internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company's operations, including significant risk management policies, procedures, and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

 26.3.1        Capital management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, payback capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company's capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

In the period ended March  31, 2019, considering the reclassification of the group of assets and liabilities associated with Commercial Aviation business for held for sale (Note 4), the cash and cash equivalents and financial investments was higher than the financial indebtedness of the Company by R$ 5,209,760 and, without considering the position was lower by R$ 4,300,640. On December 31, 2018 the consolidated cash and cash equivalents and financial investment were lower than financial indebtedness by R$ 1,704,808.

Of the total financial indebtedness as of March 31, 2019, 29.3% was short-term (4.9% as of December 31, 2018) and the average weighted term was equivalent to 5.4 years on March 31, 2019 (5.5 years as of December 31, 2018).

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

26.1.5                                                                       26.3.2        Credit risk

Credit risk is the risk of a counterparty to a transaction not meeting an obligation established in a financial instrument, or in the negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

  Cash and cash equivalents and financial investments

The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (Fitch, Moody’s e Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

As of March 31, 2019, all financial investments classified at amortized cost and at fair value through other comprehensive income are considered as low credit risk and are in compliance. This definition is aligned with the financial and risk management policy of the Company.

The result from the expected credit loss model set forth in IFRS 9/ CPC 48 for balances of cash and cash equivalents and financial investments was immaterial.

  Trade accounts receivable and contract assets with customers

The Company may incur losses on amounts receivable from sales of spare parts and services to mitigate this credit risk associated with installment sales, a credit risk analysis is carried out which considers qualitative aspects, including the experience of past transactions and quantitative aspects, when applicable, based on financial information. The possible worsening of the risk and/or payment by the customer can impact the continuity of supply of parts and services, which may prevent the operation of aircraft.

The Company applies the simplified approach of IFRS 9/CPC 48 to measure expected credit losses on the balance of accounts receivable.

To measure expected credit losses, balances receivable are grouped by the period receivables are outstanding, and the expected loss factor is applied based on real credit loss experience for each period, which factor may increase gradually to the extent the receivable continues outstanding. For balances not outstanding, the expected credit loss is calculated based on the past 10-year experience and monitoring of prospective trends. On March 31, 2019 the expected loss factor is 0.4% in the parent company and 1.4% in the consolidated.

The contractassets refer to agreements in progress not billed related mainly to development contracts recognized over time in the Defense and Security segment.

The credit risk characteristic of Defense and Security customers is different from the others, considering that the counterparties are only government entities and agencies. The risk, in this case, is associated with the sovereign risk of each country, mainly Brazil, and also the continuity of strategic projects in progress for which the Company normally has executable right to receive for the work completed to date. Historically, the Company does not present losses on accounts receivable and contractual assets with these counterparties.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

Trade accounts receivables and contractual assets are written down when there is no reasonable expectation of recovery. Indications that there is no expected recovery include, among others: debtor’s incapacity to participate in a debt restructuring plan or the legal processes were all depleted.

  Other financial assets

Other financial assets measured at amortized cost include: guarantee deposits, collateralized accounts receivable, customer financing, court-mandated escrow deposits and loan with joint operation. The result from the adoption of the expected credit loss model set forth in IFRS 9/CPC 48 for the other financial assets was immaterial, except for the intercompany loans in the Parent Company, where recognized losses were R$ 69,490 (R$ 67,226 on December 31, 2018).

In addition to these transactions, the Company has guarantees, such as deposits in financial institutions assessed as investment grade, linked assets or other contractual guarantees, which also mitigates the risk of loss in these assets.

 26.3.3        Liquidity risk

It is the risk that the Company may not have sufficient funds to honor its financial commitments as a result of mismatching of terms or volumes between expected receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in dollars and reais, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities.

a)     Parent Company

	Total	Less than one	One to three	Three to five	More than five
		year	years	years	years

At March 31, 2019
Loans and financing	273,201	109,717	129,816	33,668	-
Lease liability	57,241	9,831	18,434	25,612	3,364
Trade accounts payable	669,453	669,453	-	-	-
Other liabilities	553,410	432	209,156	241,889	101,933
Total	1,553,305	789,433	357,406	301,169	105,297

At December 31, 2018
Loans and financing	15,265,365	1,116,555	2,369,791	4,997,796	6,781,223
Trade accounts payable	2,738,635	2,738,635	-	-	-
Financial guarantees	531,068	139,448	154,475	121,244	115,901
Other liabilities	1,137,161	9,053	233,426	794,552	100,130
Total	19,672,229	4,003,691	2,757,692	5,913,592	6,997,254

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

b)     Consolidated

	Total	Less than one	One to three	Three to five	More than five
		year	years	years	years

At March 31, 2019
Loans and financing	544,481	155,707	211,509	42,819	134,446
Lease liability	271,387	45,946	76,028	78,938	70,475
Trade accounts payable	1,173,561	1,173,561	-	-	-
Recourse and non recourse debt	101,092	38,168	25,113	25,463	12,348
Other liabilities	470,885	6,277	213,865	242,641	8,102
Total	2,561,406	1,419,659	526,515	389,861	225,371

At December 31, 2018
Loans and financing	18,216,470	1,243,880	3,360,545	5,214,290	8,397,755
Trade accounts payable	3,456,814	3,456,814	-	-	-
Recourse and non recourse debt	1,322,748	1,255,520	29,631	25,319	12,278
Financial guarantees	589,127	197,507	154,475	121,244	115,901
Other liabilities	880,870	20,858	357,447	369,206	133,359
Total	24,466,029	6,174,579	3,902,098	5,730,059	8,659,293

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m)

26.3.4        Market risk

a)     Interest rate risk

This risk arises from the possibility of the Company incurring losses from interest rates fluctuations which might increase the financial expenses of financial liabilities and/or decrease  the financial income on financial assets, as well as negatively impacting the fair value of financial assets measured at fair value. The lines of the Consolidated financial statements most affected by interest rate risks are:

•

Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments.

•

Loans and financing - the Company monitors the financial Market to evaluate the potential need to contract derivative transactions to protect against the risk of volatility in foreign currencies and interest according to the Financial Management Policy.

On March 31, 2019, the Company's cash, cash equivalents, financial investments and loans, and financing were indexed as follows:

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

a.1)          Parent Company

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial
investments	3,303,845	80.58%	796,103	19.42%	4,099,948	100.00%
Loans and financing	258,016	98.68%	3,453	1.32%	261,469	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial
investments	3,303,845	80.58%	796,103	19.42%	4,099,948	100.00%
Loans and financing	-	0.00%	261,469	100.00%	261,469	100.00%

a.2)          Consolidated

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	4,454,996	78.25%	1,238,123	21.75%	5,693,119	100.00%
Loans and financing	258,017	53.38%	225,342	46.62%	483,359	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	4,454,996	78.25%	1,238,123	21.75%	5,693,119	100.00%
Loans and financing	9,813	2.03%	473,546	97.97%	483,359	100.00%

On March 31, 2019, the Company's cash, cash equivalents and loans, and financing were indexed as follows:

a.3)          Parent Company

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	796,103	100.00%	796,103	100.00%
CDI	796,103	100.00%	796,103	100.00%

Loans and financing	3,453	100.00%	261,469	100.00%
. CDI	-	0.00%	258,016	98.68%
. TJLP	3,453	100.00%	3,453	1.32%

a.4)          Consolidated

	Without derivative effect		With derivative effect
	Amount	%	Amount	%

Cash equivalents and financial investments	994,719	100.00%	994,719	100.00%
CDI	994,719	100.00%	994,719	100.00%

Loans and financing	225,342	100.00%	473,546	100.00%
. CDI	-	0.00%	258,016	54.48%
. LIBOR	221,888	98.47%	212,076	44.79%
. TJLP	3,454	1.53%	3,454	0.73%

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

b)     Foreign exchange rate risk

The Company's functional currency is the US dollar (Note 2.2.1).

Consequently, the Company's operations most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, taxes, local expenses, financial investments and loans, and financing) as well as assets and liabilities in subsidiaries with a currency different from their functional currency.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on the realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction in the portion of costs denominated in Reais.

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company's profit or loss.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards ("NDF"),Note 8.

The Company had assets and liabilities denominated in several currencies, as shown below:

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

b.1)           Parent Company

	03.31.2019	12.31.2018

Loans and financing
Brazilian reais	261,469	1,110,278
U.S. dollars	-	10,736,670
	261,469	11,846,948
Trade accounts payable
Brazilian reais	70,990	297,355
U.S. dollars	584,919	2,417,842
Euro	8,205	19,594
Other currencies	5,339	3,844
	669,453	2,738,635
Total (1)	930,922	14,585,583

Cash and cash equivalents and
financial investments
Brazilian reais	802,299	1,313,240
U.S. dollars	3,295,044	7,633,533
Other currencies	2,605	1,356
	4,099,948	8,948,129

Trade accounts receivable:
Brazilian reais	20,846	33,207
U.S. dollars	233,301	376,761
Euro	12,052	18,644
	266,199	428,612
Total (2)	4,366,147	9,376,741

Net exposure (1 - 2):
Brazilian reais	(490,686)	61,186
U.S. dollars	(2,943,426)	5,144,218
Euro	(3,847)	950
Other currencies	2,734	2,488

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

b.2)           Consolidated

	03.31.2019	12.31.2018

Loans and financing
Brazilian reais	261,469	1,110,277
U.S. dollars	221,890	12,947,672
Euro	-	76,116
	483,359	14,134,065
Trade accounts payable
Brazilian reais	79,775	298,627
U.S. dollars	999,912	2,772,884
Euro	88,000	105,392
Other currencies	5,874	279,911
	1,173,561	3,456,814
Total (1)	1,656,920	17,590,879

Cash and cash equivalents and
financial investments
Brazilian reais	1,002,778	1,575,009
U.S. dollars	4,601,649	10,643,260
Euro	84,989	184,764
Other currencies	3,703	26,224
	5,693,119	12,429,257

Trade accounts receivable:
Brazilian reais	28,483	41,227
U.S. dollars	669,487	1,062,698
Euro	94,104	128,348
Other currencies	-	3
	792,074	1,232,276

Total (2)	6,485,193	13,661,533

Net exposure (1 - 2):
Brazilian reais	(690,017)	(207,332)
U.S. dollars	(4,049,334)	4,014,598
Euro	(91,093)	(131,604)
Other currencies	2,171	253,684

The Company has other financial assets and liabilities also influenced by foreign exchange variations that are not included in the table above. They are used to minimize exposure in the currencies presented.

26.4     Sensitivity analysis

In the terms defined by CVM, in Instruction 475/08, in order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below.

The table below illustrates the sensitivity analysis of financial instruments that describes the effects on inflation adjustments and exchange rate changes, as well as on financial income and expenses at the carrying amounts recognized on March 31, 2018, should the changes in the identified risk component actually took place.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

However, statistical simplifications were made in the isolating of the variability of the risk factor in question. As a result, the estimates presented below are not necessarily indicative of the amounts that might be determined in the next financial statements. The use of different assumptions and/or approaches might have a material impact on the estimates presented below.

26.4.1        Methodology

Using the amounts disclosed in the tables below and assuming that such amounts remain constant, we have determined the interest and foreign exchange fluctuation differential for each of the projected scenarios.

In assessing the amounts subject to interest rate risk, only the risks for the financial statements are taken into consideration, that is, transactions subject to fixed interest were not included. The probable scenario is based on a possible change in each of the variables indicated, and the positive and negative changes by 25% and 50% were applied on the rates prevailing at the end of the reporting period.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (B3) as of the reporting date.

26.4.2        Interest risk factor

a)     Parent Company

			Additional variations in book balances (*)
		Amounts
	Risk factor	exposed at	-50%	-25%	Probable	+25%	+50%
		03.31.2019			scenario

Cash, cash equivalents and financial investments	CDI	796,103	(25,077)	(12,141)	796	13,733	26,669
Net impact	CDI	796,103	(25,077)	(12,141)	796	13,733	26,669

Loans and financing	TJLP	(3,453)	(135)	(81)	(27)	27	81
Net impact	TJLP	(3,453)	(135)	(81)	(27)	27	81

Rates considered	CDI	6.40%	3.25%	4.88%	6.50%	8.13%	9.75%
Rates considered	TJLP	7.03%	3.13%	4.70%	6.26%	7.83%	9.39%

(*) The positive and negative variations of 25% and 50% were applied on the current rates. Effects of changes in income for the period.

b)     Consolidated

			Additional variations in book balances (*)
		Amounts
	Risk factor	exposed at	-50%	-25%	Probable	+25%	+50%
		03.31.2019			scenario

Cash equivalents and financial investments	CDI	994,719	(31,334)	(15,169)	995	17,159	33,323
Net impact	CDI	994,719	(31,334)	(15,169)	995	17,159	33,323

Loans and financing	LIBOR	(112,931)	1,506	767	28	(710)	(1,449)
Net impact	LIBOR	(112,931)	1,506	767	28	(710)	(1,449)

Loans and financing	TJLP	(3,454)	135	81	27	(27)	(82)
Net impact	TJLP	(3,454)	135	81	27	(27)	(82)

Rates considered	CDI	6.40%	3.25%	4.88%	6.50%	8.13%	9.75%
Rates considered	LIBOR	2.64%	1.31%	1.96%	2.62%	3.27%	3.92%
Rates considered	TJLP	7.03%	3.13%	4.70%	6.26%	7.83%	9.39%

(*) The positive and negative variations of 25% and 50% were applied on the current rates. Effects of changes in income for the period.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

26.4.3                                                                    26.4.3        Foreign exchange risk factor

a)     Parent Company

				Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%		+25%	+50%
		03.31.2019			scenario
Assets
Cash, cash equivalents and financial investments	R$	802,302	411,105	215,508	19,910	(175,688)	(371,286)
Other assets	R$	1,654,176	847,613	444,331	41,050	(362,232)	(765,513)
		2,456,478	1,258,718	659,839	60,960	(537,920)	(1,136,799)
Liabilities
Loans and financing	R$	(261,469)	(133,979)	(70,234)	(6,489)	57,257	121,002
Other liabilities	R$	(2,162,266)	(1,107,962)	(580,810)	(53,659)	473,493	1,000,645
		(2,423,735)	(1,241,941)	(651,044)	(60,148)	530,750	1,121,647
Net impact		32,743	16,777	8,795	812	(7,170)	(15,152)
Exchange rate considered		3.8967	1.9000	2.8500	3.8000	4.7500	5.7000

(*) The positive and negative variations of 25% and 50% were applied on the current rates. Effects of changes in income for the period.

b)     Consolidated

			Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%		+25%	+50%
		03.31.2019			scenario

Assets
Cash, cash equivalents and financial investments	R$	1,002,778	513,831	269,358	24,885	(219,588)	(464,062)
Other assets	R$	21,217	10,872	5,699	527	(4,646)	(9,819)
		1,023,995	524,703	275,057	25,412	(224,234)	(473,881)
Liabilities
Loans and financing	R$	(261,469)	(133,979)	(70,234)	(6,489)	57,257	121,002
Other liabilities	R$	(85,105)	(43,608)	(22,860)	(2,112)	18,636	39,385
		(346,574)	(177,587)	(93,094)	(8,601)	75,893	160,387
Net impact		677,421	347,116	181,963	16,811	(148,341)	(313,494)
Exchange rate considered		3.8967	1.9000	2.8500	3.8000	4.7500	5.7000

(*) The positive and negative variations of 25% and 50% were applied on the current rates. Effects of changes in income for the period.

26.4.4                                                                       26.4.4        Derivative contracts

a)     Parent Company

			Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%		+25%	+50%
		03.31.2019			scenario

Interest swap - fair value hedge (**)	CDI	5,789	5,121	2,293	(503)	(2,808)	(5,114)
Hedge designated as cash flow (**)	US$/R$	(9,557)	144,743	67,986	5,949	(67,400)	(166,899)
Total		(3,768)	149,864	70,279	5,446	(70,208)	(172,013)

Rate considered	CDI	6.40%	3.25%	4.88%	6.50%	8.13%	9.75%
Rate considered	US$/R$	3.8967	1.9000	2.8500	3.8000	4.7500	5.7000

(*) The positive and negative variations of 25% and 50% were applied on the current rates. Effects of changes in income for the period.
(**) Effects on the result of the year for hedge of fair value and shareholders' equity for cash flow hedge.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

b)     Consolidated

			Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%		+25%	+50%
		03.31.2019			scenario

Derivative designated as hedge accounting

Interest swap - fair value hedge (**)	CDI	5,789	5,121	2,293	(503)	(2,808)	(5,114)
Hedge desifnated as cash flow (**)	US$/R$	(9,557)	144,743	67,986	5,949	(67,400)	(166,899)

Other derivatives
Interest swap	LIBOR	590	(108)	(38)	27	94	355
Foreign exchange option	EUR/US$	(516)	(3,956)	(1,761)	434	2,629	4,903
Total		(3,694)	145,800	68,480	5,907	(67,485)	(166,755)

Rate considered	LIBOR	2.64%	1.31%	1.96%	2.62%	3.27%	3.92%
Rate considered	CDI	6.40%	3.25%	4.88%	6.50%	8.13%	9.75%
Rate considered	US$/R$	3.8967	1.9000	2.8500	3.8000	4.7500	5.7000
Rate considered	EUR/US$	1.1218	0.5650	0.8475	1.1300	1.4125	1.6950

(*) The positive and negative variations of 25% and 50% were applied on the current rates. Effects of changes in income for the period.
(**) Effects on the result of the year for hedge of fair value and shareholders' equity for cash flow hedge.

27              SHAREHOLDERS’ EQUITY

27.1     Capital

The authorized capital is divided into 1.000.000.000 common shares. The Company's subscribed and paid-up capital on March 31, 2018 was R$ 5,159,617 and was comprised of 740,465,044 common shares, without par value, of which 4,636,258 shares were held in treasury.

The capital is comprised entirely of common shares. As per Article 14 of the Company’s bylaws, each common share empowered with one vote at general shareholders’ meeting, considering that no shareholder or group of shareholders, may exercise votes representing more than 5% of the quantity of shared into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered.

27.2     Special common share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Embraer’s bylaws.

27.3     Treasury shares

Common shares acquired using resources from the investment and working capital reserve. This operation was conducted in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007, and corresponds to 4,636,258 common shares and R$ 80,350 on March 31, 2019. These shares lose voting and economic rights during the period in which they are held in Treasury.

	Value (R$			Net income of
	thousand)	Quantity	Share value (R$)	uses

In the beggining of the year	87,020	4,977,698	17.48	-
Used for stock options plan (i)	(6,670)	(341,440)	19.53	2,013
At March 31, 2019	80,350	4,636,258	17.33	2,013

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees. Refer to Note 28.

As of March 31, 2019, the market value of the Company’s treasury shares was R$ 85,539 (R$ 107,916 on December 31, 2018).

27.4     Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government subsidies received by the Company, which cannot be distributed to shareholders in the form of dividends, recognized in the consolidated statements of income in the same expense line to which the subsidy refers.

These subsidies are not included in the calculation of the minimum mandatory dividends.

27.5     Legal reserve

Earnings reserve established at the end of the year with an allocation of 5% of the profit which cannot exceed 20% of the capital or 30% in the sum of this reserve and capital reserves.

The reserve was not exceeded as of March 31, 2019.

27.6     Investments and working capital reserve

The purpose of this reserve is: (i) to retain funds earmarked for investments in property, plant, and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; (ii) the Company's working capital (iii) redeem, reimburse or purchase shares of the Company and (iv) be distributed to the shareholders.

27.7     Interest on own capital and dividends

As of January 18, 2019, payment was made regarding the allocation of interim dividends of R $ 0.01 per share approved by the Board of Directors on December 14, 2018 (4th quarter of 2018). The Company did not distribute interim dividends and / or interest on equity during the first quarter of 2019.

27.8     Other comprehensive income

Comprise the following:

•

Cumulative translation adjustment: refers to exchange changes resulting from the conversion of the financial statements from the functional currency to the presentation currency (Real) and exchange changes resulting from the conversion of the financial statements of subsidiaries to the Parent functional currency (dollar);

•

Other comprehensive income: Refers to unrealized actuarial gains and losses arising from medical benefit plans sponsored by the Company, changes in the fair value of instruments measured at fair value through other comprehensive income and hedge costs related to the time value of the cash flow hedge.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

28              SHARE-BASED COMPENSATION

In February 2014, the Board of Directors approved the review of the Executive Compensation Policy (PRE), applicable to all statutory officers and other executives. The compensation components include Long-term Incentives (ILP) which are mainly intended to: (i) maintain and attract to the company highly qualified persons, (ii) ensure to persons that can contribute to the nest company performance the right to receive profit sharing, (iii) ensuring the continuity of the company’s management aligning with the interests of the executives and shareholders. Currently, the Company has two ILP types:  stock options and virtual shares.

28.1     Stock options

Program for the granting of stock options, for the executives of the Company or its subsidiaries, who may exercise their right, is as follows: I) 33% after 3 years, II) 33% after 4 years and III) 34% after 5 years, all in relation to the grant date of each option.

The exercise price of each option is set on the grant date at the weighted average stock options price of the last sixty trading days and may be adjusted by up to 30% to offset any speculation.  The participant will have a maximum exercise period of seven years, starting from the grant date.

The grants awarded are summarized below:

		in thousands of options

					W eighted average
	Grants	Exercised	Canceled (i)	Outstanding	exercise Price
				share options	(R$)
Grants on January 23, 2012	4,860,000	(3,850,900)	(1,009,100)	-	11.50
Grants on March 20, 2013	4,494,000	(2,631,842)	(1,266,890)	595,268	15.71
At March 31, 2019	9,354,000	(6,482,742)	(2,275,990)	595,268

(i)

The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

28.2     Phantom shares plan

The plan is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep highly qualified staff in the Company and its subsidiaries to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company's shareholders.

The value of the long-term incentives (“LTI”) will be converted at the average price of the Company’s shares in the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance The Company will pay the LTI by converting the quantity of virtual shares into reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	Restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and;

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

•      A change in the virtual performance share calculation was approved in August 2017. Virtual performance shares granted in 2015, 2016 and 2017 will be paid in 2020, while those granted in 2018 will be paid in 2021. The amounts payable will now be based on the internal cost reduction target and not on the Economic Value-Added indicator.

The amounts resulting from the conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares (EMBR3-R$) for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

	Amount of virtual	Grant value	Am ount of virtual	Fair value of
	stock		stock (i)	shares (R$)
Grants on February 25, 2014	1,570,698	30.351	-	-
Grants on March 03, 2015	1,237,090	30.163	439,794	8,386
Grants on March 10, 2016	1,095,720	31.056	458,247	8,738
Grants on June 09, 2016	55,994	1.130	35,836	683
Grants on August 25, 2016	70,978	1.125	48,312	921
Grants on August 24, 2017	1,930,350	30.540	891,135	16,992
Grants on April 12, 2018	1,622,986	35.156	456,807	8,711
At March 31, 2019	7,583,816	159.521	2,330,131	44,431

(i) Performance shares until March 31, 2019, considering the plan's vesting period.

29              EARNINGS PER SHARE

29.1     Basic

Basic earnings per common share are computed by dividing net income for the period by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in treasury.

	Parent Company/Consolidated
	03.31.2019			03.31.2018 (Restated)
	Continued	Discontinued		Continued	Discontinued
	operation	operation	Total	operation	operation	Total

Net income attributable to owners of Embraer	(15,395)	(145,395)	(160,790)	(72,378)	(57,910)	(130,288)
	(15,395)	(145,395)	(160,790)	(72,378)	(57,910)	(130,288)

Weighted average number of shares (in thousands)	735,719	735,719	735,719	733,343	733,343	733,343

Basic earnings per share - reais	(0.0209)	(0.1976)	(0.1777)	(0.0987)	(0.0790)	(0.1777)

29.2     Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares, for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company's share), based on the monetary value of subscription rights attached to options to purchase shares. The number of shares calculated as described above is compared with the number of shares issued, assuming the exercise of share purchase options.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

	Parent Company/Consolidated
	03.31.2019			03.31.2018 (Restated)
	Continued	Discontinued		Continued	Discontinued
	operation	operation	Total	operation	operation	Total

Net income attributable to owners of Embraer	(15,395)	(145,395)	(160,790)	(72,378)	(57,910)	(130,288)
Profit used to determine diluted earnings per share	(15,395)	(145,395)	(160,790)	(72,378)	(57,910)	(130,288)

Weighted average number of shares (in thousands) - diluted	735,719	735,719	735,719	733,343	733,343	733,343

Weighted average number of shares (in thousands) - diluted	735,719	735,719	735,719	733,343	733,343	733,343

Diluted earnings per share - reais	(0.0209)	(0.1976)	(0.2185)	(0.0987)	(0.0790)	(0.1777)

At March 31, 2019, 148,007 options (951,653 in 2018) were excluded from the weighted average number of shares, since their effect would have been anti-dilutive.

30              REVENUE FROM CONTRACT WITH CUSTOMERS

a)     Revenue disaggregation:

The revenue amounts by category, including the main product and service lines and main geographic areas, are disclosed below. The reconciliation of the analytical breakdown of revenue with the Company’s reportable segments and the income statement for the year is presented in note 36.1.

•        Revenue per category on March 31, 2019:

	Commercial	Defense and		Service &
			Executive Jets		Other	Total
	Aviation	security		Support
Aircraft	1,051,809	31,025	448,927	-	1,613	1,533,374
Spare Parts	-	7,895	-	371,604	3,347	382,846
Service	-	181,288	-	549,043	15	730,346
Aircraft/Development (Defense BU)	-	447,598	-	-	-	447,598
Others	14,176	12,186	642	97	-	27,101
Total	1,065,985	679,992	449,569	920,744	4,975	3,121,265

	North America	Europe	Asia Pacific	Latin America	Brazil	Other	Total

Aircraft	1,149,045	72,702	212,732	-	1,689	97,206	1,533,374
Spare Parts	216,874	70,016	18,509	7,356	61,498	8,593	382,846
Service	340,307	188,651	65,441	33,566	70,774	31,607	730,346
Aircraft/Development (Defense BU)	-	3,227	(613)	1,050	443,368	566	447,598
Others	11,995	-	9,935	337	4,834	-	27,101
Total	1,718,221	334,596	306,004	42,309	582,163	137,972	3,121,265

•        Revenue per category on March 31, 2018 (Restated):

	Commercial	Defense and		Service &
			Executive Jets		Other	Total
	Aviation	security		Support
Aircraft	1,172,630	97,015	352,004	-	1,316	1,622,965
Spare Parts	-	-	-	307,061	8,534	315,595
Service	-	175,604	-	468,742	54	644,400
Aircraft/Development (Defense BU)	-	347,974	-	-	-	347,974
Others	63,317	50,947	66,001	381	-	180,646
Total	1,235,947	671,540	418,005	776,184	9,904	3,111,580

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

	North America	Europe	Asia Pacific	Latin America	Brazil	Other	Total

Aircraft	720,020	585,421	194,831	70,763	51,930	-	1,622,965
Spare Parts	134,480	60,068	11,464	7,483	93,748	8,352	315,595
Service	279,577	189,252	75,111	39,236	30,494	30,730	644,400
Aircraft/Development (Defense BU)	-	(51,983)	1,042	-	384,861	14,054	347,974
Others	161,444	(96)	129	251	8,531	10,387	180,646
Total	1,295,521	782,662	282,577	117,733	569,564	63,523	3,111,580

The contracts are grouped in the categories above as they have been affected similarly by economic factors.

b)     Contract balances, including contract costs:

		Parent Com pany		Consolidated
	Note	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Contract assets		537,274	378,275	1,756,769	1,387,086
Contract costs (Other assets)		33,604	32,068	37,371	34,878
Contract liabilities		3,679,979	3,578,388	5,043,639	4,818,558
Advances from customers		3,101,644	3,050,831	4,274,145	4,097,071
Deferred revenue		578,335	527,557	769,494	721,487
Financial guarantee	23	-	45,086	-	45,086

On March 31, 2019, and December 31, 2018, there were no losses recognized in contractual assets in the Individual and consolidated. Losses recognized on the balances of receivables are stated in Note 7.

Of total revenues recognized as of March 31, 2019, R$ 335,688 was included as contractual liabilities at the beginning of the period for the Parent Company and R$ 361,613 for the Consolidated.

The amount of revenue recognized on March 31, 2019, deriving from performance obligations satisfied (or partially satisfied) n prior period is R$ 1.753, related mainly to contractual changes in the year without changing assets or services to be delivered (price review).

Below are the changes in assets related to costs to obtain contract:

	Sales	Bank
	commissions	guarantee	Total

At December 31, 2018	2,462	32,418	34,880
Additions	900	1,603	2,503
Disposals	(7)	(273)	(280)
Exchange rate variation	42	226	268
Ending balance March 31, 2019	3,397	33,974	37,371

There were no impairment losses on costs to obtain contracts.

Assets to obtain contracts are amortized when (or to the extent that) revenue is recognized.

c)     Performance obligations:

The Company has a portfolio of firm orders, which performance obligations are not fulfilled or partially fulfilled. The revenue amount of performance obligations not fulfilled (or partially fulfilled) on March 31, 2019, is R$ 62,289,272, of which R$ 50,794,512 must be realized in the next five years according to the Company’s estimate.

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

31              REVENUE (EXPENSES) BY NATURE

The Company elected to report the consolidated income statement by function. Breakdown of operating costs and expenses by nature is as follows:

	Parent Com pany		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		(Restated)*		(Restated)*
As presented in the statem ents of income:
Net revenue	895,564	776,535	1,512,124	1,385,746
Cost of sales and services	(838,531)	(781,815)	(1,225,147)	(1,235,656)
Administrative	(72,838)	(59,513)	(112,899)	(105,656)
Selling	(118,177)	(108,929)	(153,130)	(99,802)
Research	(8,688)	(12,478)	(12,737)	(14,112)
Other income (expenses), net	(91,952)	(59,301)	(99,278)	(62,052)
Equity in earnings of subsidiaries/investees	76,127	69,184	(60)	(467)
Operating profit	(158,495)	(176,317)	(91,127)	(131,999)

Revenue (expenses) by nature:
Revenue from sales of goods	685,299	604,711	1,139,670	1,115,558
Revenue from sales of services	235,461	210,281	403,638	317,360
Sales deductions (i)	(25,196)	(38,457)	(31,184)	(47,172)
General manufacturing costs (ii)	(773,078)	(704,036)	(1,139,094)	(1,132,081)
Depreciation	(33,443)	(43,510)	(51,542)	(64,685)
Amortization	(32,010)	(34,269)	(34,511)	(38,890)
Personnel expenses	(54,572)	(42,935)	(120,711)	(92,874)
Selling expenses	(21,124)	(23,728)	(33,739)	(30,322)
Other income (expense)	(139,832)	(104,374)	(223,654)	(158,893)
Operating profit	(158,495)	(176,317)	(91,127)	(131,999)

(i)        Taxes on sales and other deductions

(ii)       Refers to costs on materials, labor, and general overhead.

32              OTHER OPERATING INCOME (EXPENSES), NET

	Parent Com pany		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		(Restated)*		(Restated)*
Corporate projects	(80,333)	(7,612)	(80,333)	(7,612)
Taxes on other outputs	(11,534)	(12,946)	(11,665)	(12,808)
Expenses system project	(7,488)	(6,360)	(6,777)	(6,360)
Flight safety standards	(3,796)	(3,668)	(3,796)	(3,668)
Aircraft maintenance and flights costs - fleet	(2,463)	(1,951)	(2,463)	(818)
Training and development	(1,759)	(5,636)	(1,759)	(5,636)
Provision for contingencies	16,717	(18,643)	16,546	(18,955)
Others	(1,296)	(2,485)	(9,031)	(6,195)
	(91,952)	(59,301)	(99,278)	(62,052)

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

33              FINANCIAL INCOME (EXPENSES), NET

	Parent Com pany		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		(Restated)*		(Restated)*
Financial incom e:
Interest on cash and cash equivalents and financial assets	61,645	65,362	68,331	69,717
Interest on receivables	(1,253)	4,974	(1,957)	1,809
Taxes over financial revenue	(8,303)	(7,110)	(8,385)	(7,293)
Other	842	10	646	80
Total financial revenues	52,931	63,236	58,635	64,313

Financial expenses:
Interest on loans and financing	(5,657)	(25,708)	(6,259)	(26,222)
Interest on taxes, social charges and contributions	(6,874)	(5,388)	(6,874)	(5,390)
IOF tax on financial transactions	678	(392)	(485)	(938)
Other	(1,881)	(11,977)	(7,790)	(21,443)
Total financial expenses	(13,734)	(43,465)	(21,408)	(53,993)

Derivative transactions	843	(2,918)	843	(2,918)
Financial incom e (expense), net	40,040	16,853	38,070	7,402

34              FOREIGN EXCHANGE GAINS (LOSSES), NET

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
Assets :
Cash and cash equivalents and financial assets	3,444	(137)	3,141	(630)
Tax credits	(30)	(1,732)	(158)	(1,488)
Trade accounts receivable, net	(11,214)	(6,513)	(7,559)	(12,280)
Advances to suppliers	-	-	-	722
Other	11,459	(1,983)	18,358	534
	3,659	(10,365)	13,782	(13,142)
Liabilities :
Loans and financing	59	4,171	59	4,213
Advances from customers	-	2,684	-	(11,459)
Provisions	3,139	1,578	3,154	1,565
Taxes and charges payable	(2,341)	453	(2,783)	1,277
Accounts payable	5,014	(1,377)	4,221	(3,397)
Suppliers	(882)	(565)	(5,669)	2,236
Provisions for contingencies	513	309	548	254
Other	(285)	(160)	(285)	(241)
	5,217	7,093	(755)	(5,552)
Net monetary and foreign exchange variations	8,876	(3,272)	13,027	(18,694)

Derivative transactions	1,943	6,629	1,593	6,629
Foreign exchange gain (loss), net	10,819	3,357	14,620	(12,065)

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

35              SUPPLEMENTAL CASH FLOW INFORMATION

35.1     Payments made during the year and transactions not affecting cash and cash equivalents

	Parent Com pany		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
Paym ents m ade during the período:
Income tax and social contribution	76,596	-	95,286	36,630
Interest	202,393	144,762	204,037	146,410

Non-cash financing and investing transactions
Additions to property, plant and equipment by transfer to pool parts inventory	16,202	-	(3,815)	-
Write off on Property, Plant and Equipment by transfer to pool parts inventory	-	(12,624)	-	(27,161)
Write off on property, plant and equipment for providing for the sale of inventory	-	-	(146,280)	(109,161)

36              SEGMENT INFORMATION

The management determined the operational segments of the Company, based on the reports used to make strategic decisions, reviewed by the Company's CEO.

The result from discontinued operation related to the Commercial Aviation segment and share of results of the Services & Support segment continue to be presented as a reportable segment during the year, as Management reviews and monitors the financial result of these segments until discontinuance is completed.

Note 36.1 shows the reconciliation of reportable segments with the statement of income.

•        Consolidated result per segment on March 31, 2019:

						Total
	Commercial	Defense and	Executive Jets	Service &	Other	reportable	Unallocated	Total
	Aviation	security		Support		Segments
Revenue	1,065,985	679,992	449,569	920,744	4,975	3,121,265	-	3,121,265
Cost of sales and services	(912,291)	(573,823)	(405,610)	(599,896)	(7,606)	(2,499,226)	-	(2,499,226)
Gross Profit	153,694	106,169	43,959	320,848	(2,631)	622,039	-	622,039
Gross Profit %	14.4%	15.6%	9.8%	34.8%	-52.9%	19.9%	-	19.9%

Operating income (expense)	(267,769)	(82,838)	(150,175)	(168,865)	(6,103)	(675,750)	-	(675,750)
Operating profit before financial income (expense)	(114,075)	23,331	(106,216)	151,983	(8,734)	(53,711)	-	(53,711)

Financial income (expense), net	-	-	-	-	-	-	(155,346)	(155,346)
Foreign exchange gains (losses), net	-	-	-	-	-	-	34,244	34,244
Loss before taxes on income	-	-	-	-	-	-	-	(174,813)

Income tax (expense) income	-	-	-	-	-	-	18,929	18,929
Net income								(155,884)

•        Consolidated net revenue per region on March 31, 2019:

	Commercial	Defense and		Service &
			Executive Jets		Other	Total
	Aviation	security		Support
North America	746,257	115,627	376,809	478,683	845	1,718,221
Europe	-	76,936	72,688	184,972	-	334,596
Asia Pacific	222,366	210	-	83,428	-	306,004
Latin America, except Brazil	47	1,237	-	41,025	-	42,309
Brazil	109	483,189	72	94,663	4,130	582,163
Other	97,206	2,793	-	37,973	-	137,972
Total	1,065,985	679,992	449,569	920,744	4,975	3,121,265

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

•        Consolidated result per segment on March 31, 2018 (restated):

						Total
	Commercial	Defense and	Executive Jets	Service &	Other	reportable	Unallocated	Total
	Aviation	security		Support		Segments
Net Revenue	1,235,947	671,540	418,005	776,184	9,904	3,111,580	-	3,111,580
Cost of sales and services	(1,004,758)	(672,435)	(366,303)	(580,612)	(11,566)	(2,635,674)	-	(2,635,674)
Gross Profit	231,189	(895)	51,702	195,572	(1,662)	475,906	-	475,906
Gross Profit %	18.7%	-0.1%	12.4%	25.2%	-16.8%	15.3%	-	15.3%

Operating income (expense)	(176,057)	(83,335)	(120,325)	(118,530)	(5,267)	(503,514)	-	(503,514)
Operating profit before financial income (expense)	55,132	(84,230)	(68,623)	77,042	(6,929)	(27,608)	-	(27,608)

Financial income (expense), net	-	-	-	-	-	-	(161,933)	(161,933)
Foreign exchange gains (losses), net	-	-	-	-	-	-	1,726	1,726
Profit before taxes on income	-	-	-	-	-	-	(160,207)	(187,815)

Income tax (expense) income	-	-	-	-	-	-	64,409	64,409
Net income								(123,406)

•        Consolidated net revenue per region on March 31, 2018 (restated):

	Commercial	Defense and	Executive Jets	Service &	Other	Total
	Aviation	security		Support
North America	518,624	105,950	306,000	358,332	6,616	1,295,522
Europe	510,552	65,415	54,079	152,616	-	782,662
Asia Pacific	195,659	3,943	5,472	77,503	-	282,577
Latin America, except Brazil	968	74,131	443	42,191	-	117,733
Brazil	(1,113)	406,115	52,011	109,263	3,288	569,564
Other	11,257	15,986	-	36,279	-	63,522
Total	1,235,947	671,540	418,005	776,184	9,904	3,111,580

36.1     Reconciliation of reportable segments

	03.31.2019
		(-) Elimination of Discontinued Operation*
	Total -				Total -
	Reportable	Commercial	Service &		Continuing
				Other
	Segments	Aviation	Support		Operations

Revenue	3,121,265	1,065,985	542,371	785	1,512,124
Cost of sales and services	(2,499,226)	(912,291)	(361,788)	-	(1,225,147)
Gross profit	622,039	153,694	180,583	785	286,977
Gross profit %	19.9%				19.0%

Operating income (expense)	(675,750)	(267,769)	(95,598)	65,721	(378,104)
Operating income (expense)	(53,711)	(114,075)	84,985	66,506	(91,127)
Operating margin	-1.7%				-6.0%

Embraer S.A.

Notes to the Condensed interim financial statements at March 31, 2019

In thousands of reais, except  when indicated otherwise

	03.31.2018
		(-) Elimination of Discontinued Operation*
	Total -				Total -
	Reportable	Commercial	Service &		Continuing
				Other
	Segments	Aviation	Support		Operations

Revenue	3,111,580	1,235,947	484,465	5,422	1,385,746
Cost of sales and services	(2,635,674)	(1,004,758)	(390,905)	(4,355)	(1,235,656)
Gross profit	475,906	231,189	93,561	1,066	150,090
Gross profit %	15.3%				10.8%

Operating income (expense)	(503,514)	(176,057)	(95,453)	50,085	(282,089)
Operating income (expense)	(27,608)	55,132	(1,892)	51,151	(131,999)
Operating margin	-0.9%				-9.5%

*Portion of revenues, costs and expenses of the Commercial Aviation and Services & Support segments that will be discontinued by the Company for the sale of control of related assets to The Boeing Company. Operating expenses presented in the Other column represent corporate expenses and other operating expenses maintained in continuing operations (Note 4).

*  *  *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer